UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              SBS Interactive, Co.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   78401R 10 1
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                                 (CUSIP Number)

                                   Arthur Cohn
                                Gellertstrasse 18
                             4052 Basel, Switzerland
                                  41 61-3121242
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 22, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: This statement constitutes Amendment No. 1 of the Report on Schedule 13D of Arthur Cohn. The Report on Schedule 13D of Arthur Cohn originally filed with the Commission is hereby amended and supplemented to include the information set forth herein.

CUSIP No. 78401R 10 1
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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Arthur Cohn

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [X]

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3  SEC USE ONLY

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4  USE SOURCE OF FUNDS (See Instructions)
   PF, OT
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e) [  ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Switzerland
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               7   SOLE VOTING POWER:        16,396,555 *
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:            -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   16,396,555 *
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:       -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    16,396,555 *
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [X]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    49.8%**
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14  TYPE OF REPORTING PERSON (See Instructions)
    IN
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                                       2

* Includes: (i) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share; (ii) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share; and
(iii) a loan currently convertible into: (A) 200,000 shares of Common Stock; (B) warrants to purchase 200,000 shares of Common Stock at a price of $1.00 per share; and (C) warrants to purchase 200,000 shares of Common Stock at a price of $1.25 per share.

** Percentage calculated on the basis of 32,934,001 shares of Common Stock issued and outstanding which includes: (i) 20,079,557 shares of Common Stock issued and outstanding as of June 11, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 as filed June 17, 2004; (ii) 200,000 shares of Common Stock issued by the Issuer to a third party after June 11, 2004 (iii) 7,313,333 shares of Common Stock issued to Arthur Cohn after June 11, 2004; (iv) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants; (iv) 200,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (v) 400,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of such currently convertible loan.

     This Statement on Schedule 13D, as filed on June 10, 2004, and amended on July 8, 2004 is hereby amended as set forth below in this Amendment No. 2. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

     The disclosure set forth in the second paragraph of Item 3 is amended and restated in its entirety as follows:

     On June 8, 2004, Arthur Cohn received the right to acquire 200,000 shares of Common Stock and the right to acquire warrants to purchase 400,000 shares of Common Stock in connection with the combination of a $45,000 loan to the Issuer made pursuant to the Promissory Note (Unsecured) dated May 7, 2004, attached hereto as Exhibit I, with a new loan to the Issuer and SBS Interactive, Inc., a Nevada corporation, (the "Subsidiary") of $55,000 made on June 8, 2004 on the terms and conditions, including conversion rights, warrants and security interests, that were documented in the Master Loan Agreement, attached hereto as Exhibit J, the Secured Convertible Promissory Note, attached hereto as Exhibit K and the Pledge and Security Agreement, attached hereto as Exhibit L, each dated as of July 22, 2004 between the Issuer, the Subsidiary and Arthur Cohn. Arthur Cohn provided the funds for the $45,000 loan and the additional funds for the combined loan out of his personal funds.

     On July 22, 2004, Arthur Cohn acquired 7,313,333 shares of Common Stock from the Issuer in satisfaction of certain claims against the Issuer described in Item 4 of this Schedule 13D.

Item 4.  Purpose of Transaction


     The disclosure set forth in Item 4 is amended and restated in its entirety as follows:

     The shares reported in this Schedule 13D as beneficially owned by Arthur Cohn, were acquired for investment purposes as a result of loans made to the Issuer that were not repaid and in settlement of certain claims against the Issuer. The loans to the Issuer made by Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) were paid to the Issuer as described in Item 3 above and were made as follows:

On October 30, 2002, Karlgar (for the benefit of Arthur Cohn) loaned $72,000 to the Issuer and the Subsidiary pursuant to the Convertible Secured Debenture due January 29, 2003 attached hereto as Exhibit B. No payments by the Issuer were made on this loan.

On March 14, 2003, Karlgar (for the benefit of Arthur Cohn) loaned $30,000 to the Issuer and the Subsidiary pursuant to the Convertible Secured Debenture due April 28, 2003 attached hereto as Exhibit C. No payments by the Issuer were made on this loan.

On July 23, 2003, Karlgar (for the benefit of Arthur Cohn) loaned $52,000 to the Issuer and the Subsidiary pursuant to the Secured Promissory Note due August 23, 2003 attached hereto as Exhibit D. No payments by the Issuer were made on this loan.

On September 10, 2003, since (i) no payments by the Issuer or the Subsidiary had been made on the loans described above and such loans were in default; (ii) the Issuer and the Subsidiary were unable to make any payments on such loans; and
(iii) the Issuer and the Subsidiary required additional cash, Karlgar (for the benefit of Arthur Cohn) and the Issuer consolidated the loans described above into a single loan agreement, the 6% Convertible Secured Debenture due January 30, 2004 attached hereto as Exhibit E, pursuant to which Karlgar (for the benefit of Arthur Cohn) loaned an additional $281,750 to the Issuer and the Subsidiary.

Although the 6% Convertible Secured Debenture was executed on September 10, 2003, such execution was premature since negotiations were ongoing and the parties had not yet agreed on the final terms of the loan. In lieu of revising the documents and reexecuting them, later in the day on September 10, 2003, the Issuer and the Subsidiary executed Amendment No. 1 to 6% Convertible Secured Debenture due January 10, 2004 attached hereto as Exhibit F to reflect the agreed upon terms of such loan. No payments by the Issuer or the Subsidiary were made on this loan.

On January 6, 2004, since (i) no payments by the Issuer or the Subsidiary had been made on the 6% Convertible Secured Debenture; (ii) the Issuer and the Subsidiary were unable to make any payments on such loan; and (iii) the Issuer and the Subsidiary required additional cash, Karlgar (for the benefit of Arthur
Cohn), the Issuer and the Subsidiary consolidated such loan into the First Amended and Restated 6% Convertible Secured Debenture due April 30, 2004 attached hereto as Exhibit G, pursuant to which Karlgar (for the benefit of Arthur Cohn) loaned an additional $400,000 to the Issuer and the Subsidiary. No payments by the Issuer or the Subsidiary were made on this loan.

On May 7, 2004, at the request of the Issuer, Arthur Cohn loaned $45,000 to the Issuer pursuant to the Promissory Note (Unsecured), attached hereto as Exhibit
I. This loan was due within five days of the closing of a private placement of securities of the Issuer. No payments by the Issuer were made on this loan.

As of June 8, 2004, since (i) no payments by the Issuer had been made on the $45,000 Promissory Note (Unsecured); (ii) the Issuer was unable to make any payments on such loan; and (iii) the Issuer required additional cash, Arthur Cohn combined the amount outstanding on the $45,000 Promissory Note (Unsecured) with a $55,000 additional loan (the "Additional Loan") to the Company and the Subsidiary, on terms and conditions, including conversion rights, warrants and security interests, set forth in the Master Loan Agreement, attached hereto as Exhibit J, the Secured Convertible Promissory Note, attached hereto as Exhibit K and the Pledge and Security Agreement dated as of July 22, 2004, attached hereto as Exhibit L, each dated July 22, 2003 between the Issuer, the Subsidiary and Arthur Cohn. Under the terms of the Master Loan Agreement, the Secured Convertible Promissory Note and the Pledge and Security Agreement, the amount outstanding is payable on demand and Arthur Cohn received the right to convert the aggregate amount outstanding on the loan of $100,000 into (A) shares of Common Stock at a conversion price of $.50 per share, (B) a warrant to purchase 200,000 shares of Common Stock at an exercise price of $1.00 and (C) a warrant to purchase 200,000 shares of Common Stock at an exercise price of $1.25, subject to adjustment under certain circumstances. As long as any loan obligations are outstanding under the Master Loan Agreement and the Secured Convertible Promissory Note, Arthur Cohn will have the Consent Rights (as hereinafter defined). The loan obligations under the Master Loan Agreement and the Secured Convertible Promissory Note are secured by the assets of the Company and the Subsidiary on the terms and conditions set forth in the Master Loan Agreement, the Secured Convertible Promissory Note and the Pledge and Security Agreement.

     On March 17, 2004, Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) agreed to convert the aggregate amount then outstanding under the First Amended and Restated 6% Convertible Secured Debenture attached hereto as Exhibit G into shares of Common Stock at a rate of $.225 per share plus certain warrants in lieu of the conversion price applicable under the First Amended and Restated 6% Convertible Secured Debenture. As a result of the Conversion Agreement, Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) agreed to increase the conversion price applicable to the outstanding loan from $.04 per share to $.225 per share and warrants with the effect that instead of receiving 21,043,750 shares of fully paid Common Stock on conversion, Arthur Cohn received 3,741,111 shares of fully paid Common Stock and warrants (issued pursuant to the Warrant) to purchase 4,741,111 shares of Common Stock. At the request of the Issuer and the Subsidiary, Arthur Cohn and Karlgar (for the benefit of Arthur Cohn) agreed to the terms of the Conversion Agreement and the forfeiture of shares of Common Stock to which he would otherwise have been entitled because: (i) Arthur Cohn intended to support the Issuer and its business plan; (ii) no payments by the Issuer had been made on the First Amended and Restated 6% Convertible Secured Debenture and the Issuer did not expect to be able to make payment on such loan when it was due; (iii) the Issuer required additional cash; (iv) the Issuer represented that the Issuer's large debt burden and its expected default on its loan from Karlgar (for the benefit of Arthur Cohn) would likely have a negative effect upon the Issuer's ability to raise additional capital; (v) the Issuer represented that the issuance of 21,043,750 shares of Common Stock to Arthur Cohn would limit the ability of the Issuer to raise additional capital and retain its existing executive team; and (vi) the Issuer agreed that in future financings, the Issuer would not issue shares of Common Stock at a price below $.75 per share or warrants with an exercise price of less than $1.00 per share or in an amount greater than the number of shares of Common Stock purchased in any such future financings.

     Arthur Cohn is aware that the business plan of the Issuer described in its Form 10-KSB for the year ended December 31, 2003 includes plans to raise additional capital through the issuance of securities. Arthur Cohn has been advised by the Issuer that the Issuer currently intends to issue shares of Common Stock to investors at prices below $.75 per share and warrants with exercise prices below $1.00 and/or in an amount greater than the number of shares of Common Stock purchased by such investors in contravention of the representations and agreements made by the Issuer in connection with Arthur Cohn's execution of the Conversion Agreement. Further, Arthur Cohn was not advised by the Issuer or its representatives in connection with his execution of the Conversion Agreement that the Issuer had issued 4,250,000 shares of Common Stock to employees and service providers during the month prior to conversion or that the Issuer intended to issue over 200,000 additional shares of Common Stock to service providers shortly after conversion. In exchange for a release of any claims that Arthur Cohn may have against the Issuer and its affiliates with respect to the Issuer's financing plans in contravention of its agreement with Arthur Cohn regarding share price and warrant coverage and the share issuances that were not disclosed to him prior to entering into the Conversion Agreement, on July 22, 2004, the Issuer and Arthur Cohn entered into the First Amendment to Assignment and Agreement to Convert Debt attached hereto as Exhibit M (the "Amendment"). The Amendment provides, among other agreements, covenants, representations and warranties, that Arthur Cohn is entitled to 7,313,333 additional shares of Common Stock from the Issuer, certain preemptive rights (the "Preemptive Rights") with respect to future issuances of Common Stock or securities convertible into Common Stock and, certain consent rights (the "Consent Rights") in the event the Issuer intends to:

         -Issue, or permit the Subsidiary to issue, any shares of capital stock, or rights, options or warrants to purchase capital stock, or securities convertible into capital stock; provided, however, that, without such consent, the Issuer shall be permitted to issue, in the aggregate, up to three-hundred and fifty thousand (350,000) shares of Common Stock (subject to adjustment for stock splits, combinations and similar transactions).

         -Merge or consolidate, or permit the Subsidiary to merge or consolidate, with any person or entity; nor acquire, nor permit the Subsidiary to acquire, all or any substantial part of the properties of any person or entity; nor sell, lease or otherwise dispose of, nor permit the Subsidiary to sell, lease or otherwise dispose of, any of its properties, except for sales of inventory in the ordinary course of business.

         -Make, or permit the Subsidiary to make, any loans or other advances of money to any person or entity, other than (a) advances of salary to employees,
(b) extensions of trade credit, (c) deposits with financial institutions, and
(d) prepaid expenses, in each case, in the ordinary course of business.

         -Create, incur, assume, or suffer to exist, or permit the Subsidiary to create, incur, assume, or suffer to exist, any indebtedness, except for trade credit in the ordinary course of business.

         -Declare or make, or permit the Subsidiary to declare or make, any dividends or other distributions with respect to capital stock, or redeem or repurchase any capital stock.

         -Enter into, or be a party to, or permit the Subsidiary to enter into or be a party to, any transaction with any affiliate of the Issuer or any holder of any capital stock of the Issuer.

         -Create or acquire, or permit the Subsidiary to create or acquire, any subsidiary or joint venture arrangement.

         -Agree to, or permit to occur, any amendment, supplement or addition to the Issuer's or the Subsidiary's charter, articles or certificate of incorporation, bylaws or other organizational documents.

     The loans described above were made for investment purposes and not with the intent of changing control of the Issuer. The loans were made to support the Issuer and its business plan during periods when Arthur Cohn believed the Issuer was critically short of working capital and in danger of terminating its business. Arthur Cohn's large equity stake in the Issuer is a result of his efforts, through the loans described above, to provide the Issuer with adequate resources to stay in business and implement its business plan, the Issuer's inability to repay or make payments on such loans and the Issuer's agreement to settle certain claims of Arthur Cohn by issuing shares of Common Stock. The Consent Rights were agreed to by the Issuer and Arthur Cohn as reasonable and necessary to provide Arthur Cohn the ability to protect his investment in the Issuer because, as a resident of Switzerland with substantial other business interests, Arthur Cohn is not in a position to provide day-to-day supervision of his investment. Notwithstanding his intent in acquiring the shares of Common Stock that he currently holds and in negotiating the Consent Rights, as holder of 11,054,444 shares of currently outstanding Common Stock, he may be deemed to have substantial influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors. Further, the Consent Rights provide him consent rights with respect to the transactions and activities set forth therein and the Preemptive Rights provide him the right to participate in future capital raising activities by the Issuer. Also, Arthur Cohn acknowledges that in the event of the issuance of up to 5,341,111 shares of Common Stock to Arthur Cohn upon an exercise of the Warrant and/or conversion of the currently outstanding and convertible $100,000 Secured Convertible Promissory Note and the exercise of warrants issuable upon such conversion, his influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors, would be likely to increase.

     Arthur Cohn intends to review his investment in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, the amount of time before expiration of the Warrant, the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, individual tax and other portfolio considerations and personal needs, Arthur Cohn may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by Arthur Cohn, partial or complete exercise of the Warrant; partial or complete conversion of the $100,000 Secured Convertible Promissory Note and partial or complete exercise of the warrants issuable pursuant thereto, acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to Arthur Cohn or some other person or persons; proposing or seeking to effect an additional loan or loans from Arthur Cohn or some other person or persons which may be convertible into equity securities of the Issuer and/or secured by the assets of the Issuer or other assets; proposing or seeking a change in the composition or size of the board of directors or management team; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or the Subsidiary, or a sale or transfer of a material amount of assets of the Issuer or the Subsidiary; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

     Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead Arthur Cohn to consider other alternatives. However, there can be no assurance that Arthur Cohn will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by Arthur Cohn.

     Except as noted above, as of the date of this Schedule 13D, Arthur Cohn has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     The disclosure set forth in paragraphs (a) and (b) of Item 5 is amended and restated in its entirety as follows:

(a) Arthur Cohn beneficially owns 16,396,555 shares of Common Stock or 49.8% of the issued and outstanding shares of Common Stock calculated on the basis of 32,934,001 shares of Common Stock issued and outstanding which includes:
     (i) 20,079,557 shares of Common Stock issued and outstanding as of June 11, 2004 as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004 as filed June 17, 2004; (ii) 200,000 shares of Common Stock issued by the Issuer to a third party after June 11, 2004
     (iii) 7,313,333 shares of Common Stock issued to Arthur Cohn after June 11, 2004; (iv) 4,741,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of currently exercisable warrants; (iv) 200,000 shares of Common Stock issuable to Arthur Cohn upon the conversion of a currently convertible loan; and (v) 400,000 shares of Common Stock issuable to Arthur Cohn pursuant to immediately exercisable warrants to purchase shares of Common Stock to be granted to Arthur Cohn upon the conversion of such currently convertible loan. The shares of Common Stock beneficially owned by Arthur Cohn include: (aa) currently exercisable warrants to purchase 3,741,111 shares of Common Stock at a price of $1.00 per share on the terms set forth in the Warrant; (bb) currently exercisable warrants to purchase 1,000,000 shares of Common Stock at a price of $0.85 per share on the terms set forth in the Warrant and (cc) a loan currently convertible into: (1) 200,000 shares of Common Stock; (2) warrants to purchase 200,000 shares of Common Stock at a price of $1.00 per share; and (3) warrants to purchase 200,000 shares of Common Stock at a price of $1.25 per share.

(b) Arthur Cohn has sole voting and dispositive power with respect to 16,396,555 shares of Common Stock which number includes 5,341,111 shares of Common Stock issuable to Arthur Cohn upon the exercise of the Warrant, conversion of a loan and the exercise of warrants issuable upon conversion of a loan that are not currently eligible to vote.

     The disclosure set forth in paragraph (c) of Item 5 is amended by adding the following:

(c) The following transactions in the Common Stock were effected by Arthur Cohn during the period commencing 60 days prior to July 22, 2004 through the date of this filing:

                  Increase or
                  (Decrease) in
                  Number of                          Total
                  Shares                             Shares
                  Beneficially      Price            Beneficially
Date              Owned             Per Share        Owned             Notes
------------------------------------------------------------------------------

6/08/04             200,000           N/A             8,682,222        (1)

6/08/04             400,000           N/A             9,082,222        (1)

7/22/04           7,313,333           N/A            16,396,555        (2)


     (1) On May 7, 2004, at the request of the Issuer and due to the Issuer's need for cash, Arthur Cohn loaned $45,000 to the Issuer pursuant to a Promissory Note (Unsecured), attached hereto as Exhibit I, that was due within five days of the closing of a private placement of securities of the Issuer. The $45,000 Promissory Note (Unsecured) did not provide for interest unless it was not repaid when due, in which case, interest was to accrue at the highest rate allowed by law. On June 8, 2004, on the terms and conditions set forth in the Master Loan Agreement, attached hereto as Exhibit J, the Secured Convertible Promissory Note, attached hereto as Exhibit K and the Pledge and Security Agreement, attached hereto as Exhibit L, each dated as of July 22, 2004 between the Issuer, the Subsidiary and Arthur Cohn, Arthur Cohn received the right to convert the aggregate amount that Arthur Cohn had loaned the Issuer as of June 8, 2004 of $45,000 pursuant to the $45,000 Promissory Note (Unsecured), and an additional loan of $55,000 for an aggregate loan amount of $100,000 into shares of Common Stock at a conversion price of $.50 per share, a warrant to purchase 200,000 shares of Common Stock at an exercise price of $1.00 and a warrant to purchase 200,000 shares of Common Stock at an exercise price of $1.25 subject to adjustment under certain circumstances. The loan under the $100,000 Secured Convertible Promissory Note bears interest at the rate of 6% per annum, is due on demand, is secured by the assets of the Issuer and the Subsidiary and supercedes the $45,000 Promissory Note (Unsecured).

     (2) In consideration of the settlement of certain claims against the Issuer described in Item 4 of this Schedule 13D and on the terms and conditions set forth in the Amendment, Arthur Cohn received the right to 7,313,333 shares of Common Stock from the Issuer, the Preemptive Rights and the Consent Rights.


Item 7.  Material to Be Filed as Exhibits

     The exhibit list set forth in Item 7 is amended by adding the following:

Exhibit J.     Master Loan Agreement dated as of July 22, 2004

Exhibit K      Secured Convertible Promissory Note dated as of July 22, 2004

Exhibit L      Pledge and Security Agreement dated as of July 22, 2004

Exhibit M      First Amendment to Assignment and Agreement to Convert Debt dated as of July 22, 2004

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

--------------------------------------------------------------------------------




Date:  July 22, 2004                          /s/ Arthur Cohn
                                              ----------------------------------
                                              Arthur Cohn

                                                                       EXHIBIT J
                                                                       ---------


                              MASTER LOAN AGREEMENT


     THIS MASTER LOAN AGREEMENT (the "Agreement") is entered into as of July 22, 2004 (the "Effective Date"), by and among SBS INTERACTIVE, CO., a Florida corporation (the "Company"), SBS INTERACTIVE, INC., a Nevada corporation (the "Subsidiary"; each of the Company and the Subsidiary is referred to herein as a "Borrower," and collectively as the "Borrowers"), and ARTHUR COHN (the "Lender").

     WHEREAS, prior to the Effective Date, the Borrowers requested the Lender to advance to the Borrowers, and the Lender advanced to the Borrowers, a loan in the original principal amount of $100,000 (the "Current Loan") to be used by Borrowers for working capital purposes;

     WHEREAS, the Borrowers and the Lender contemplate that, in the future, the Borrowers may make additional requests for loans from the Lender, and the Lender may consider such requests and make such loans (each, a "Future Loan", and collectively, the "Future Loans"); and

     WHEREAS, the Borrowers and the Lender have agreed to memorialize their agreements regarding the Current Loan and Future Loans in the manner set forth in this Agreement.

     NOW, THEREFORE, in consideration of the foregoing recitals, which are hereby incorporated into, and made a part of, this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:


     1.   LOANS; SECURITY.

         (a) CURRENT LOAN. Each Borrower has authorized, ratified and approved the Current Loan on the terms and conditions set forth in this Agreement and in that certain Secured Convertible Promissory Note, dated as of the Effective Date, by the Borrowers in favor of the Lender, a copy of which is attached hereto as Exhibit A (the "Current Loan Note"). Each Borrower is executing and delivering the Current Loan Note to the Lender contemporaneously with the execution and delivery of this Agreement by the Borrowers and the Lender.

         (b) FUTURE LOANS. In the event (i) upon the request of the Borrowers, the Lender agrees to make any Future Loans to the Borrowers, and (ii) the Borrowers and the Lender agree that such Future Loans shall be on the terms and conditions set forth in this Agreement and the other "Financing Documents" (as defined herein), then in such case, the Borrowers and the Lender shall memorialize such agreement by the Borrowers executing and delivering to the

Lender a Secured Convertible Promissory Note in the form attached hereto as Exhibit B (collectively, the "Future Loan Notes"). Nothing herein shall constitute, or be deemed to constitute, a commitment or obligation of the Lender to make any Future Loans to the Borrower.

         (c) SECURITY. As security for the payment and performance by the Borrowers of all indebtedness, liabilities, obligations, covenants and duties of the Borrowers from time to time owed to the Lender (whether absolute or contingent, now existing, or hereafter incurred or arising) under the Financing Documents (collectively, the "Loan Obligations"), each of the Borrowers is granting a first priority continuing security interest in all of the "Collateral" as defined in, and on the terms and conditions set forth in, that certain Pledge and Security Agreement, dated as of the Effective Date, by and among the Borrowers and the Lender, a copy of which is attached hereto as Exhibit C (the "Security Agreement," and collectively with this Agreement, the Current Loan Note, the Future Loan Notes, if any, and the "Warrants" (as defined in the Current Loan Note and/or the Future Loan Notes, if any), the "Financing Documents").

         (d) RANKING. The Loan Obligations shall rank senior in right of payment to all indebtedness, liabilities and obligations of the Company and/or the Subsidiary, and to all classes of capital stock of the Company and/or the Subsidiary, in each case, whether existing on the Effective Date or thereafter created.

     2. REPRESENTATIONS BY BORROWERS. The Borrowers, jointly and severally, hereby represent and warrant to the Lender as follows, as of the Effective Date and as of the date each Future Loan Note is executed and delivered by the Borrowers to the Lender:

         (i) The Company is duly organized, validly existing and in good standing under the laws of the State of Florida. The Subsidiary is duly organized, validly existing and in good standing under the laws of the State of Nevada.

         (ii) Each Borrower has all requisite power and authority (corporate or otherwise) to execute, deliver and perform this Agreement and the other Financing Documents, and the transactions contemplated thereby, and the execution, delivery and performance by each Borrower of this Agreement and the other Financing Documents has been duly authorized by all requisite action by each Borrower including, in each case, approval by each Disinterested Director, and this Agreement and the other Financing Documents, when executed and delivered by such Borrower, constitutes a valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

         (iii) This Agreement and the other Financing Documents have been duly executed and delivered by each Borrower.

         (iv) The Company, the Subsidiary and their respective boards of directors have taken all necessary steps to render any "business combination," "moratorium," "control share" or other state anti-takeover statute or regulation applicable to the Company or the Subsidiary inapplicable to the Lender, this Agreement, the other Financing Documents and the transactions contemplated therein, including the issuance of shares of Common Stock on the terms and conditions set forth therein.

         (v) The Lender may be deemed an "interested shareholder" of the Company as such term is defined in Section 607.0901 of the Florida Business Corporation Act; Todd Gotlieb has been a member of the Board of Directors since October 29, 2002 and Sam Ash has been a member of the Board of Directors since September 30, 2003 and was elected to fill a vacancy on the Board of Directors by Todd Gotlieb, who, at the time of the election of Sam Ash to the Board of Directors, was the sole member of the Board; and each of Todd Gotlieb and Sam Ash is a "disinterested director," as such term is defined in Section 607.0901 of the Florida Business Corporation Act (each, a "Disinterested Director"), with respect to the Lender and Marcus Cohn;

         (vi) The shares of common stock of the Company ("Common Stock") issuable upon conversion of the Current Loan Note and the Future Loan Notes, if any, and upon exercise of the Warrants, will be duly and validly issued, fully paid and nonassessable, and free and clear of any and all liens and encumbrances.

         (vii) The authorized capital stock of the Company, immediately prior to the Effective Date, consists of 50,000,000 shares of Common Stock, par value $0.001 per share, 20,279,557 shares of which are issued and outstanding. The authorized capital stock of the Company on and immediately after the Effective Date (taking into account all transactions occurring on and as of the Effective
Date) shall consist of 50,000,000 shares of Common Stock, par value $0.001 per share, 27,592,890 shares of which will be issued and outstanding. Except for the Subsidiary, the Company has no subsidiaries. The Subsidiary has no subsidiaries. The Company owns all of the issued and outstanding shares of capital stock of the Subsidiary, and such shares are duly authorized, validly issued, full paid and nonassessable, and free of any liens or encumbrances. Except as set forth on
Schedule 1 hereof, neither the Company nor the Subsidiary (i) has any authorized or outstanding subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company or the Subsidiary, (ii) is committed to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company or the Subsidiary, and/or (iii) has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth on
Schedule 1 hereof, no person or entity is entitled to any preemptive or similar right with respect to the issuance of any capital stock of the Company or the Subsidiary. The Borrowers have provided copies of their respective Articles of Incorporation and Bylaws, in each case, as amended through, and in effect on, the Effective Date.

         (viii) The execution, delivery and performance of this Agreement and the other Financing Documents do not and will not (with or without the passage of time or the giving of notice): (a) violate or conflict with the articles of incorporation or bylaws of the Company or the Subsidiary; (b) violate or conflict with any law, regulation, judgment or order applicable to the Company or the Subsidiary; (c) violate any rule of any self-regulatory organization applicable to the Company or the Subsidiary; (d) violate or conflict with, result in a breach of, constitute a default or otherwise cause any loss of benefit under any material agreement or other material obligation to which the Company and/or the Subsidiary is a party, or by which the Company, the Subsidiary and/or any of their respective properties are otherwise bound; (e) result in the creation of any encumbrance pursuant to, or give rise to any penalty, acceleration of remedies, right of termination or otherwise cause any alteration of any rights or obligations of any party under any contract to which the Company and/or the Subsidiary is a party or by which the Company, the Subsidiary and/or any of their respective properties are otherwise bound; or (f) require any consent, notice, authorization, waiver by or filing with any governmental agency, administrative body or other third party, other than the filing of a Form D with the Securities and Exchange Commission (the "Commission") and any state securities commission.

         (ix) The Company's periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (the "Periodic Reports"), comply in all material respects with the provisions of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), and the rules promulgated thereunder and do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made) not misleading. The Periodic Reports include all certifications and statements required, if any, by
(A) the Commission's Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460), (B) Rule 13a-14 or 15d-14 under the Exchange Act, and (C) 18 U.S.C. ss. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), and each of such certifications and statements contain no qualifications or exceptions to the matters certified therein other than a knowledge qualification, permitted under such provision, and have not been modified or withdrawn, and neither the Company, the Subsidiary nor any of their respective officers has received any notice from the Commission or any other governmental body questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications or statements. The Company is in material compliance with all of the provisions of the Sarbanes-Oxley Act of 2002, and the provisions of such Exchange Act and the Securities Act of 1933, as amended, relating thereto, applicable to the Company. The financial statements (including related notes, if any) contained in the Periodic Reports: (i) complied as to form in all material respects with the published rules and regulations of the Commission applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods covered; and (iii) fairly presented in all material respects the consolidated financial position of the Company and the Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Subsidiary for the periods covered thereby.

         (x) The Security Agreement creates a valid security interest in favor of the Lender in the Collateral, which security interest will, when perfected, be and remain superior and prior in right to all claims of creditors of the Borrowers and to all other security interests, liens and encumbrances with respect to the Collateral.

         (xi) As of the date of this Agreement, and as a condition of the execution and delivery of this Agreement by the Lender, the officers of the Company have delivered an officers' certificate (the "Officers' Certificate") to the Lender certifying certain documents and actions of the Board of Directors and the officer of the Subsidiary has delivered an officer's certificate (the "Subsidiary Officers' Certificate") to the Lender certifying certain documents and actions of the board of directors of the Subsidiary.

         (xii) The Borrowers are now and shall continue to be the sole owners of all the Collateral free and clear of any and all liens, encumbrances, security interests and claims, except for the liens granted to the Lender or under the Financing Documents. The Lender now has, and will continue to have a valid, perfected, first priority continuing and enforceable security interest in all of the Collateral. None of the Collateral now is or will be affixed to any real property in such a manner, or with such intent, as to become a fixture. Each Borrower is not and will not become a lessee under any real property lease pursuant to which the lessor may obtain any rights in any of the Collateral, and no such lease now prohibits, restrains, impairs or will prohibit, restrain or impair each Borrower's right to remove any Collateral from the leased premises. The Borrowers are fully authorized to sell, transfer, pledge and/or grant a security interest in each and every item of the Collateral to the Lender. All documents and agreements related to the Collateral are true and correct and in all respects what they purport to be. All signatures and endorsements that appear thereon are genuine and all signatories and endorsers have full capacity to contract. None of the transactions underlying or giving rise to the Collateral violate any applicable state or federal laws or regulations. All documents relating to the Collateral are legally sufficient under such laws or regulations and shall be legally enforceable in accordance with their terms.

         (xiii) All "Copyrights," "Copyright Licenses," "Patents" and "Patent Licenses" (each, as defined in the Security Agreement) owned by each Borrower in its own name as of the Effective Date are listed on Schedule 2 attached hereto and made a part hereof, which listing includes all "Trademarks" and "Trademark Licenses" (each, as defined in the Security Agreement) owned by each Borrower in its own name as of the Effective Date. Each Copyright, Patent and Trademark is valid, subsisting, unexpired, enforceable, and has not been abandoned. Except as set forth on Schedule 2, none of such Copyrights, Patents and Trademarks is the subject of any licensing or franchise agreement. No holding, decision or judgment has been rendered by any governmental authority which would limit, cancel or question the validity of any Copyright, Patent or Trademark. No action or proceeding is pending seeking to limit, cancel or question the validity of any Copyright, Patent or Trademark.

         (xiv) No representation or warranty by the Company and/or the Subsidiary contained in this Agreement and/or any of the other Financing Documents, or any information in any schedule, instrument, or document furnished or to be furnished by the Company and/or the Subsidiary (or any of their respective officers, directors, employees, agents or representatives) pursuant hereto or thereto (including, but not limited to, the Officers' Certificate and the Subsidiary Officer's Certificate), contains any untrue statement of a material fact or omits or fails to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which made, not misleading.

     3.   BORROWERS' COVENANTS.

         (a) AFFIRMATIVE COVENANTS. As long as any of the Loan Obligations are outstanding, the Borrowers shall ensure that:

              (1) The Company's periodic reports to be filed pursuant to the Exchange Act (the "Periodic Reports") comply in all material respects with the provisions of the Exchange Act and the rules promulgated thereunder and do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made) not misleading.

              (2) The Periodic Reports include all certifications and statements required, if any, by (i) the Commission's Order dated June 27, 2002 pursuant to
Section 21(a)(1) of the Exchange Act (File No. 4-460), (ii) Rule 13a-14 or 15d-14 under the Exchange Act, and (iii) 18 U.S.C. ss. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), and each of such certifications and statements contain no qualifications or exceptions to the matters certified therein other than a knowledge qualification, permitted under such provision.

              (3) Each Borrower complies with all of the provisions of the Sarbanes-Oxley Act of 2002, and the provisions of the Exchange Act and the Securities Act of 1933, as amended, relating thereto, applicable to such Borrower.

              (4) The financial statements (including related notes, if any) contained in the Periodic Reports: (i) comply as to form in all material respects with the published rules and regulations of the Commission applicable thereto; (ii) are prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods covered; and (iii) fairly present in all material respects the consolidated financial position of the Company and the Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Subsidiary for the periods covered thereby.

              (5) Each Borrower keeps adequate records and books of account with respect to its business activities and properties, in which proper entries are made in accordance with customary accounting practices reflecting all financial transactions.

              (6) Promptly after the sending or filing thereof, as the case may be, of copies of any Periodic Reports, proxy or information statements, registration statements or other documents with the Commission or any governmental authority which may be substituted therefore, the Company shall provide such documents to the Lender.

              (7) The Borrowers comply with all statutes and government regulations and pay all taxes (including withholdings), assessments, governmental charges or levies, or claims for labor, supplies, rent and other obligations made against it or its property which, if unpaid, might become a lien or charge against the Borrowers or their properties.

              (8) Upon reasonable notice and during normal business hours, the Lender, by or through any of its officers, and/or accountants, is permitted to enter the offices and plants of the Borrowers to examine or inspect any of the properties, Collateral, books and records or extracts therefrom relating to the Borrowers' financial or business conditions, to make copies of such books and records or extracts therefrom, and to discuss the affairs, finances and accounts thereof with the Borrowers all at such reasonable times and as often as the Lender or any such representative of the Lender may reasonably request.

              (9) Each Borrower maintains its corporate existence and complies with all applicable statutes, rules and regulations, and maintains its properties in good repair, working order and operating condition; the Borrowers shall immediately notify the Lender of any event causing material loss to the value of their respective properties and assets.

              (10) The Borrowers defend the Lender and the Collateral against the claims of all persons and entities other than Lender; whenever any Collateral is located upon premises in which any third party has an interest (whether as owner, mortgagee, beneficiary under a deed of trust, lien or otherwise), the Borrowers shall, whenever requested by the Lender, use their best efforts to cause such third party to execute and deliver to the Lender, in form acceptable to the Lender, such waivers and subordinations as the Lender shall specify, so as to ensure that the Lender's rights in the Collateral are, and will continue to be, superior to the rights of any such third party; the Borrowers shall keep in full force and effect, and will comply with all the terms of, any lease of real property where any of the Collateral now or in the future may be located.

              (11) The Borrowers do whatever the Lender may request from time to time by way of obtaining, executing, delivering and filing financing statements, agreements, assignments, landlord's or mortgagee's waivers, and other notices and amendments and renewals thereof; the Borrowers shall take any and all steps and observe such formalities as the Lender may request in order to create and maintain a valid and enforceable first lien upon, pledge of, and first priority security interest in, any and all of the Collateral; the Lender is authorized to file financing statements without the signature of the Borrowers and to execute and file such financing statements on behalf of the Borrowers as specified by the applicable Uniform Commercial Code to perfect or maintain the Lender's security interest in all of the Collateral.

              (12) The Borrowers provide to the Lender, within one business day after becoming aware of the occurrence or existence of an Event of Default or a condition which would constitute an Event of Default but for the giving of notice or passage of time on both, notice in writing of such Event of Default or condition.

              (13) No Borrower shall file any application for the issuance of a patent or trademark with the United States Patent and Trademark Office or any similar office or agency in the United States or any other country, unless the

Borrowers have notified the Lender in writing of such action and, upon request of the Lender, the Borrowers shall execute and deliver to the Lender any and all assignments, agreements, instruments, documents and such other papers as may be requested by the Lender to effect an assignment of such application to the Lender; no Borrower shall do any act, nor omit to do any act, whereby any such patents or trademarks, once granted and which remain useful, in any material respect, to the Borrowers' businesses, may become abandoned or unenforceable, and each of the Borrowers shall notify the Lender immediately if it knows or has reason to know of any reason why any application, material to the Borrowers' businesses, may become abandoned, invalidated or the subject of any suit; each Borrower shall render any assistance reasonably necessary to the Lender without cost to the Lender in any proceeding before the United States Patent and Trademark Office or any similar office or agency in the United States or any other country to maintain each application, material to the Borrowers' businesses, for any patents, copyrights, trademarks or other intellectual property, including, without limitation, the filing of all renewals and the payment of all annuities.

         (b) NEGATIVE COVENANTS. As long as any of the Loan Obligations are outstanding, the Borrowers shall not, unless otherwise consented to in writing by the Lender:

              (1) Issue any shares of capital stock, or rights, options or warrants to purchase capital stock, or securities convertible into capital stock; provided, however, that, without such consent, the Company shall be permitted to issue, in the aggregate, up to 350,000 shares of Common Stock of the Company (subject to adjustment for stock splits, combinations and similar transactions).

              (2) Merge or consolidate with any person or entity, or convert into any other entity; nor acquire all or any substantial part of the properties of any person or entity; nor sell, lease or otherwise dispose of any of their respective properties, except for sales of inventory in the ordinary course of business.

              (3) Make any loans or other advances of money to any person or entity, other than (a) advances of salary to employees, (b) extensions of trade credit, (c) deposits with financial institutions, and (d) prepaid expenses, in each case, in the ordinary course of business.

              (4) Create, incur, assume, or suffer to exist, any indebtedness, except for trade credit in the ordinary course of business.

              (5) Incur or permit to exist any lien or encumbrance on or against any of the Collateral, except liens in favor of the Lender as contemplated in the Financing Documents.

              (6) Declare or make any dividends or other distributions with respect to capital stock, or redeem or repurchase any capital stock.

              (7) Enter into, or be a party to, any transaction with any affiliate of the Company or the Subsidiary or any holder of any capital stock of the Company or the Subsidiary.

              (8) Create or acquire any subsidiary or joint venture arrangement.

              (9) File any UCC-3 or similar termination statement affecting any UCC-1 or similar financing statement in favor of the Lender.

              (10) Agree to, or permit to occur, any amendment, supplement or addition to the Company's or the Subsidiary's charter, articles or certificate of incorporation, bylaws or other organizational documents.

         (c) RESERVATION OF SHARES. As long as any of the Loan Obligations are outstanding, the Company shall, at all times, reserve and keep available out of its authorized but unissued shares of Common Stock for the purpose of effecting the conversion of the Current Loan Note and the Future Loan Notes, if any, and exercise of the Warrants, such number of its duly authorized shares of Common Stock as shall be sufficient to effect such conversion and exercise. If, at any time, the number of authorized but unissued shares of Common Stock shall not be sufficient to effect such conversion and exercise, the Company shall forthwith take such action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. The Company shall obtain any authorization, consent, approval or other action by, or make any filing with, any court or administrative body that may be required under applicable state securities laws in connection with the issuance of shares of Common Stock upon such conversion and exercise.

         (d) INDEMNIFICATION. The Borrowers, jointly and severally, shall indemnify and hold harmless the Lender, his heirs, executors, personal representatives, affiliates, successors and assigns, from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from the Borrowers' misrepresentations or misstatements contained in this Agreement and/or the other Financing Documents, or breaches thereof.

     4. EVENTS OF DEFAULT. Any one or more of the following shall constitute an "Event of Default" as such term is used herein, without regard to the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body:

         (a) PAYMENTS. Any default in the payment of the principal of, interest on, or liquidated damages in respect of, the Current Loan Note or the Future Loan Notes, if any, as and when the same shall become due and payable (whether by acceleration or otherwise) which default is not cured within five days of notice of such default sent by the Lender.

         (b) COVENANTS. Any Borrower shall fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any breach of, any of the Financing Documents.

         (c) REPRESENTATIONS AND WARRANTIES. Any representation, warranty or statement made in this Agreement or any other Financing Document, or any other material information furnished by the Company or the Subsidiary to the Lender, shall have been false or misleading in any material respect at the time it was made.

         (d) SOLVENCY, ETC. Any Borrower shall commence, or there shall be commenced against any Borrower, a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect, or any Borrower commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to any Borrower, or there is commenced against any Borrower any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or any Borrower is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or any Borrower suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or any Borrower makes a general assignment for the benefit of creditors; or any Borrower shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or any Borrower shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or any Borrower shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by any Borrower for the purpose of effecting any of the foregoing.

         (e) OTHER DEFAULTS. Any Borrower shall default in any of its obligations under any other mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company in an amount exceeding $10,000, whether such indebtedness now exists or shall hereafter be created, and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable.

         (f) CHANGE OF CONTROL. The Company shall be a party to any "Change of Control Transaction" (as defined herein). For purposes hereof, "Change of Control Transaction" means the occurrence after the Effective Date of any of (i) an acquisition by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 40% of the voting securities of the Company, or (ii) a replacement at one time or within a three year period of more than one-half of the members of the Company's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the Effective Date (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the Effective Date), or (iii) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii).

         (g) JUDGMENTS. A final judgment for the payment of money aggregating in excess of $10,000 shall be rendered against the Company or the Subsidiary, and such judgment shall not be discharged within a period of sixty days.

         (i) CHALLENGE TO ENFORCEABILITY. The validity or enforceability of any provision of this Agreement or the other Financing Documents shall be contested by the Company or the Subsidiary, or by any stockholder or officer of the Company or the Subsidiary, or the Company or the Subsidiary shall deny that it has any further liability or obligation hereunder or thereunder.

     5.   LENDER'S REMEDIES UPON AN EVENT OF DEFAULT.

         (a) ACCELERATION. Upon the occurrence of any Event of Default hereunder, the Lender, upon written notice to the Borrower, may accelerate the maturity of all Loan Obligations, whereupon all such Loan Obligations shall become immediately due and payable in full without any presentment or demand and without any further or other notice of any kind, all of which are hereby expressly waived by the Borrowers.

         (b) OTHER REMEDIES. Upon the occurrence of any Event of Default hereunder, the Lender may exercise any and all other rights, powers or remedies as may be provided in this Agreement or in the other Financing Documents, and/or as may be provided at law or in equity. No right or remedy conferred upon or reserved to the Lender under this Agreement or any other Financing Document is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to every other right or remedy given hereunder or now or hereafter existing under any applicable law. Every right and remedy given by this Agreement or by applicable law to the Lender may be exercised from time to time and as often as may be deemed expedient by the Lender. Each Borrower shall be and remain jointly, severally and unconditionally liable, for all of the Loan Obligations remaining after crediting to the Borrowers any net proceeds received by the Lender following exercise of any of its rights and remedies hereunder. Nothing contained in this Agreement or any of the other Financing Documents shall be construed as requiring the Lender to take any particular enforcement or remedial action or combination of enforcement or remedial actions at any time.

     6. REIMBURSEMENT OF LENDER'S FEES AND EXPENSES. The Borrowers, jointly and severally, shall be responsible for, and shall pay or reimburse the Lender for, the fees and expenses of the Lender's legal counsel relating to the preparation and negotiation of this Agreement and the other Financing Documents, the consummation of the transactions contemplated hereby, all filings related thereto with the Commission or any other governmental agency, any and all disputes arising out of the Agreement, the other Financing Documents and/or such transactions, and the collection of any and all amounts due to the Lender under, and the enforcement of, the Financing Documents.

     7. ENTIRE AGREEMENT; AMENDMENTS AND WAIVERS. This Agreement and the other Financing Documents constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties, whether oral or written. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the same shall be in writing and signed by the Company, the Subsidiary and the Lender.

     8. NOTICE. Any and all notices or other communications or deliveries to be provided by the Lender hereunder or under any of the other Financing Documents shall be in writing and delivered personally, by facsimile or sent by a nationally recognized overnight courier service, addressed to the Company (or in the case of the Subsidiary, c/o of the Company) at 4211 Yonge Street, Suite 235, Toronto, Ontario, Canada M2P 2A9, facsimile number (416) 223-4046, Attn: Todd Gotlieb or such other address or facsimile number as the Company may specify for such purposes by notice to the Lender delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company and/or the Subsidiary hereunder shall be in writing and delivered personally, by facsimile or sent by a nationally recognized overnight courier service addressed to the Lender c/o Michael Conron, 1800 Mercantile Bank & Trust Building, Baltimore, Maryland 21201, facsimile number 410-244-7742, or such other address or facsimile number as the Lender may specify for such purposes by notice to the Borrowers delivered in accordance with this Section. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section prior to 5:30 p.m. (Baltimore, Maryland time), (ii) the date after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile telephone number specified in this Section later than 5:30 p.m. (Baltimore, Maryland time) on any date and earlier than 11:59 p.m. (Baltimore, Maryland time) on such date, (iii) the second "Business Day" (as defined herein) following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. For purposes hereof, "Business Day" shall mean any day except Saturday, Sunday and any day which shall be a United States federal legal holiday.

     9. SEVERABILITY. If any term, provision, or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

     10. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Agreement and/or the other Financing Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New

York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by any of the Financing Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the United States District Court for the Northern District of Maryland or any state court located in Baltimore, Maryland (the "Applicable Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Applicable Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Financing Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Applicable Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to the Financing Documents or the transactions contemplated hereby.

     11. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. The Borrowers may not assign any of their rights or obligations hereunder without the prior written consent of the Lender. The Lender may assign its respective rights hereunder and/or the other Financing Documents to Marcus Cohn or to any entity related to Marcus Cohn.

     12. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

     13. HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.



                      [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each party hereto has executed this Agreement, or caused this Agreement to be executed by its duly authorized officer, as of the Effective Date.


WITNESS                                BORROWERS:
                                       ---------

                                       SBS INTERACTIVE, CO.


                                       By: /s/ Todd Gotlieb
---------------------------------         ---------------------------------
                                          Name: Todd Gotlieb
                                          Title: President


                                       SBS INTERACTIVE, INC.


                                       By: /s/ Todd Gotlieb
---------------------------------         ---------------------------------
                                          Name: Todd Gotlieb
                                          Title: President


                                       LENDER:
                                       ------


                                       /s/ Arthur Cohn
-----------------------------          ------------------------------------
                                       Arthur Cohn


















                    [Signature Page to Master Loan Agreement]

                                                                       EXHIBIT K
                                                                       ---------


NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE CONVERTIBLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

                                              Original Issue Date: July 22, 2004
                                         Original Principal Amount:  $100,000.00


                       SECURED CONVERTIBLE PROMISSORY NOTE

     THIS SECURED CONVERTIBLE PROMISSORY NOTE is made by each of SBS INTERACTIVE, CO., a Florida corporation (the "Company"), and SBS INTERACTIVE, INC., a Nevada corporation (the "Subsidiary;" each of the Company and the Subsidiary is referred to herein as a "Borrower," and collectively as the "Borrowers"), jointly and severally (the "Note").

                              PRELIMINARY STATEMENT
                              ---------------------

     WHEREAS, reference is hereby made to (i) that certain Master Loan Agreement dated as of July 22, 2004 (the "Loan Agreement"), by and among the Borrowers and Arthur Cohn ("Cohn"), and (ii) that certain Pledge and Security Agreement, dated as of July 22, 2004, by and among the Borrowers and Cohn (the "Security Agreement").

                                    AGREEMENT
                                    ---------

     FOR VALUE RECEIVED, the Borrowers, jointly and severally, promise to pay to the order of Cohn or his assigns (the "Holder"), the principal sum of One Hundred Thousand Dollars ($100,000.00) (the "Principal Amount") on the "Maturity Date" (as defined herein), and to pay interest to the Holder on the aggregate outstanding Principal Amount at the rate of six percent 6% per annum, payable on the Maturity Date, in cash (in lawful currency of the United States of America), subject to the right of the Holder to convert the Principal Amount and all accrued but unpaid interest thereon into shares of the Company's "Common Stock" (as defined herein) in accordance with Section 4 hereof. Interest shall be calculated on the basis of a 360-day year and shall accrue daily commencing on the Original Issue Date until payment in full of the Principal Amount, together with all accrued and unpaid interest and other amounts which may become due hereunder, has been made. Interest shall cease to accrue on the "Conversion Date" (as defined herein) with respect to any Principal Amount and accrued but unpaid interest thereon converted, provided that the Company in fact delivers the "Underlying Shares" (as defined herein) within the time period required by
Section 4(c)(i). All overdue Principal Amount and/or accrued and unpaid interest to be paid hereunder shall entail a late fee at the rate of fifteen percent (15%) per annum, or such lower maximum amount of interest permitted to be charged under applicable law (the "Late Fee") which will accrue daily, from the date such payment is due hereunder through and including the date of payment. For purposes hereof, the "Maturity Date" shall mean the effective date (in accordance with Section 5 hereof) of any written demand by the Holder, from time to time, for payment hereunder.


     The Borrowers may not prepay any portion of the Principal Amount or accrued but unpaid interest thereon without the prior written consent of the Holder.

     This Note is subject to the following additional provisions:

     SECTION 1. EXCHANGE. This Note is exchangeable for an equal aggregate Principal Amount of Notes of different authorized denominations, as requested by the Holder surrendering the same and subject to compliance with applicable laws. No service charge will be made for such registration of transfer or exchange.

     SECTION 2. TRANSFER. This Note may be transferred or exchanged only in compliance with applicable federal and state securities laws and regulations. Prior to due presentment to the Borrowers for transfer of this Note, the Borrowers and any agent of the Borrowers may treat the Person in whose name this
Note is duly registered on the records of the Borrower as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note is overdue, and neither the Borrowers nor any such agent thereof shall be affected by notice to the contrary.

     SECTION 3. SECURITY; EVENTS OF DEFAULT; REMEDIES; WAIVERS.

     (a) The Loan Obligations are secured in accordance with the terms and conditions set forth in the Security Agreement.

     (b) Upon the occurrence of any Event of Default, the Holder shall have all of the rights, powers and remedies set forth in the Loan Agreement and/or Security Agreement.

     (c) Each Borrower waives presentment, demand for payment, protest, notice of demand, dishonor and nonpayment, notice of protest and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note.

     SECTION 4. CONVERSION.

     (a) (i) At any time after the Original Issue Date, the outstanding Principal Amount and all accrued but unpaid interest thereon shall be convertible, at the option of the Holder, in whole or in part at any time and from time to time, into (i) shares of Common Stock and (ii) warrants to purchase up to Four Hundred Thousand shares of Common Stock (the "Target Warrant Shares"), in the latter case, on the terms and conditions set forth in the form of Common Stock Purchase Warrant attached hereto as Exhibit A (collectively, the "Warrants"); provided, that the Target Warrant Shares shall be (x) subject to adjustment prior to the "Conversion Date" (as defined herein) in the same manner as the shares purchasable under the Warrants are subject to adjustment from and after the Conversion Date, and (y) pro-rated, from time to time, in the event the Holder converts part but not all of the outstanding Principal Amount and accrued but unpaid interest thereon.

         (ii) The Holder shall effect conversions by delivering to the Company written notice (a "Notice of Conversion"), specifying therein the Principal Amount and accrued but unpaid interest thereon to be converted and the date on which such conversion is to be effected (a "Conversion Date"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is provided hereunder. To effect conversions hereunder, the Holder shall not be required to physically surrender the Note to the Company unless the entire Principal Amount of the Note plus all accrued and unpaid interest thereon has been so converted. Conversions hereunder shall have the effect of lowering the outstanding Principal Amount and accrued but unpaid interest thereon in an amount equal to the amount so converted. The Holder and the Company shall maintain records showing the Principal Amount and accrued but unpaid interest thereon converted and the date of such conversions. The Company shall deliver any objection to any Notice of Conversion within one Business Day after receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. Each Holder, by acceptance of this Note, acknowledges and agrees that, by reason of the provisions of this paragraph, following conversion of a portion of this Note, the unpaid and unconverted Principal Amount of this Note may be less than the Original Principal Amount stated on the face hereof.

     (b) At any time, the number of shares of Common Stock issuable upon conversion (the "Underlying Shares") shall be determined by the quotient obtained by dividing (x) the outstanding Principal Amount and accrued but unpaid interest thereon to be converted by (y) the "Set Price" (as defined herein).

     (c) (i) Not later than three Trading Days after any Conversion Date, the Company shall deliver to the Holder a certificate or certificates representing the Underlying Shares (which shall be free of restrictive legends and trading restrictions) being acquired upon such conversion and the Warrants, duly executed. The Company shall, if available and if allowed under applicable securities laws, use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section electronically through the Depository Trust Corporation or another established clearing corporation performing similar functions. If, in the case of any Notice of Conversion, such certificate or certificates and the Warrants are not delivered to, or as directed by, the Holder by the third Trading Day after a Conversion Date, the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such conversion.

         (ii) If the Company fails for any reason to deliver to the Holder such certificate or certificates or the Warrants pursuant to Section 4(c)(i) by the third Trading Day after the Conversion Date, the Company shall pay to such Holder, in Common Stock at the then Set Price, as liquidated damages and not as a penalty, for each $1,000 of Principal Amount and accrued but unpaid interest thereon being converted, $50 per Trading Day (increasing to $100 per Trading Day after three Trading Days after such damages begin to accrue) for each Trading Day after such third Trading Day until such certificates are delivered. In the event a Holder shall elect to convert any or all of the outstanding Principal Amount and accrued but unpaid interest thereon, the Company may not refuse conversion based on any claim that the Holder or any one associated or affiliated with the Holder has been engaged in any violation of law, agreement or for any other reason, unless, an injunction from a court, on notice, restraining and or enjoining conversion of all or part of this Note shall have been sought and obtained and the Company posts a surety bond for the benefit of the Holder in the amount of 150% of the Principal Amount of the Note outstanding, which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of an injunction precluding the same, the Company shall issue the Underlying Shares and the Warrants upon a properly noticed conversion. Nothing herein shall limit Holder's right to pursue actual damages or declare an Event of Default pursuant to the Loan Agreement for the Company's failure to deliver the Underlying Shares or the Warrants within the period specified herein, and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

         (iii) In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to the Holder such certificate or certificates pursuant to Section 4(c)(i) by the third Trading Day after the Conversion Date, and if after such third Trading Day the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise) Common Stock to deliver in satisfaction of a sale by such Holder of the Underlying Shares which the Holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (A) pay in cash to the Holder (in addition to any remedies available to or elected by the Holder) the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder anticipated receiving from the conversion at issue multiplied by (2) the actual sale price of the Common Stock at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation and (B) at the option of the Holder, either reissue a

Note in Principal Amount equal to the Principal Amount of the attempted conversion or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its delivery requirements under Section 4(c)(i). For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of the Note with respect to which the actual sale price of the Underlying Shares at the time of the sale (including brokerage commissions, if any) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In. Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under Section 4(c)(ii) in respect of the certificates resulting in such Buy-In.

     (d) (i) The conversion price in effect on any Conversion Date shall be equal to Fifty Cents ($0.50) per share of Common Stock, subject to adjustment herein (the "Set Price").

         (ii) If the Company, at any time while the Note is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Note, including interest thereon), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or
(D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Company, then the Set Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

         (iii) If the Company, at any time while the Note is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or securities exercisable, convertible into or exchangeable for Common Stock (the "Common Stock Equivalents"), at an effective price per share less than the then Set Price ("Dilutive Issuance") (if the holder of the Common Stock or Common Stock Equivalent so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Set Price, such issuance shall be deemed to have occurred for less than the Set Price), then the Set Price shall be reduced to equal the effective conversion, exchange or purchase price for such Common Stock or Common Stock Equivalents. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the third Business Day following the issuance of any Common Stock or Common Stock Equivalent subject to this section, indicating therein the applicable issuance price, or the applicable reset price, exchange price, conversion price and other pricing terms.

         (iv) All calculations under this Section 4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this
Section 4, the number of shares of Common Stock deemed to be outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) outstanding on a fully diluted basis.

         (v) Whenever the Set Price is adjusted hereunder, the Company shall promptly mail to each Holder a notice setting forth the Set Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

         (vi) If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock the rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Notes, and shall cause to be mailed to the Holder at its last addresses as it shall appear upon the stock books of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or
(y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange.

         (vii) If, at any time while this Note is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person,
(B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then upon any subsequent conversion of this Note, the Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "Alternate Consideration"). For purposes of any such conversion, the determination of the Set Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Set Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Note following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new Note consistent with the foregoing provisions and evidencing the Holder's right to convert such Note into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (d) and insuring that this Note (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

     (e) Upon a conversion hereunder, the Company shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the fair market value at such time. If the Company elects not, or is unable, to make such a cash payment, the Holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

     (f) The issuance of certificates for shares of the Common Stock on conversion of the Note shall be made without charge to the Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the Holder of such Note so converted, and the Company shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     SECTION 5. NOTICES. Any and all notices or other communications or deliveries to be provided hereunder shall be given in the manner set forth in, and shall be effective as provided in, the Loan Agreement.

     SECTION 6. DEFINITIONS. For purposes hereof, in addition to the terms defined elsewhere in this Note: (a) capitalized terms not otherwise defined herein have the meanings given to such terms in the Loan Agreement, and (b) the following terms shall have the following meanings:

     "Common Stock" means the common stock, $0.001 par value per share, of the Company and stock of any other class into which such shares may hereafter have been reclassified or changed.

     "Original Issue Date" shall mean the date of the first issuance of the Note set forth herein regardless of the number of transfers of the Note and regardless of the number of instruments which may be issued to evidence such Note.

     "Person" means a corporation, an association, a partnership, organization, a business, an individual, a government or political subdivision thereof or a governmental agency.

     "Trading Day" means a day on which the shares of Common Stock are quoted in the over-the-counter market as reported by the National Quotation Bureau Incorporated (or any similar organization or agency succeeding its functions of reporting prices); provided, that in the event that the shares of Common Stock are not so quoted, then Trading Day shall mean a Business Day.

     SECTION 7. NO ALTERATION. No provision of this Note shall alter or impair the obligation of the Borrowers, which is absolute and unconditional, to pay the principal of, interest and liquidated damages (if any) on, this Note at the time, place, and rate, and in the coin or currency, herein prescribed. This Note is a direct debt obligation of the Borrowers.

     SECTION 8. REPLACEMENT. If this Note shall be mutilated, lost, stolen or destroyed, the Borrowers shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the Principal Amount of this Note so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such Note, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Borrowers.

     SECTION 9. WAIVER. Any waiver by the Borrowers or the Holder of a breach of any provision of this Note shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Note. The failure of the Borrowers or the Holder to insist upon strict adherence to any term of this Note on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Note. Any waiver must be in writing.

     SECTION 10. MISCELLANEOUS. If a court of competent jurisdiction shall find that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest. Each Borrower covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Borrowers from paying all or any portion of the Principal Amount or interest on the Note as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the other covenants or the performance of the Financing Documents, and each Borrower (to the extent it may lawfully do so) hereby expressly waives all benefits or advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Holder, but will suffer and permit the execution of every such as though no such law has been enacted.

     SECTION 11. BUSINESS DAY. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

     SECTION 12. PRELIMINARY STATEMENT. The Preliminary Statement of this Note is hereby incorporated by reference into the body of this Note and hereby becomes an integral part of this Note.

                      [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each Borrower has caused this Secured Convertible Promissory Note to be executed by its duly authorized officer, as of the Original Issue Date.


WITNESS                                 BORROWERS:
                                        ---------

                                        SBS INTERACTIVE, CO.


                                        By: /s/ Todd Gotlieb
-------------------------------            -------------------------------------
                                           Name:  Todd Gotlieb
                                           Title:  President


                                        SBS INTERACTIVE, INC.


                                        By: /s/ Todd Gotlieb
------------------------------             -------------------------------------
                                           Name:  Todd Gotlieb
                                           Title:  President























             [Signature Page to Secured Convertible Promissory Note]

                                                                       Exhibit A

THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT AND THE COMMON SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT UNDER SAID ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO SBS INTERACTIVE, CO. THAT SUCH REGISTRATION IS NOT REQUIRED.


Right to Purchase [400,000] Shares of Common Stock of SBS Interactive, Co. (subject to adjustment as provided herein)


                          COMMON STOCK PURCHASE WARRANT

No. ________                                         Issue Date:  ______________

     SBS INTERACTIVE, CO., a corporation organized under the laws of the State of Florida, hereby certifies that, for value received, Arthur Cohn, or assigns (the "Holder"), is entitled, subject to the terms set forth below, to purchase from the Company from and after the Issue Date of this Warrant and at any time or from time to time before 5:00 p.m., New York time, through three (3) years after such date (the "Expiration Date"), up to [400,000] fully paid and nonassessable shares of Common Stock, $0.001 par value, of the Company, at the Exercise Price (as defined below). The number and character of such shares of Common Stock and the Exercise Price are subject to adjustment as provided herein.

     As used herein the following terms, unless the context otherwise requires, have the following respective meanings:

     (a) The term "Company" shall include SBS Interactive, Co. and any corporation which shall succeed or assume the obligations of SBS Interactive, Co. hereunder.

     (b) The term "Common Stock" includes (x) the Company's Common Stock, $0.001 par value per share, and (y) any other securities into which or for which any of the securities described in (x) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

     (c) The term "Other Securities" refers to any stock (other than Common Stock) and other securities of the Company or any other person (corporate or otherwise) which the holder of the Warrant at any time shall be entitled to receive, or shall have received, on the exercise of the Warrant, in lieu of or in addition to Common Stock, or which at any time shall be issuable or shall have been issued in exchange for or in replacement of Common Stock or Other Securities pursuant to Section 3 or otherwise.

     (d) The term "Exercise Price" shall be as follows, subject to adjustment pursuant to Section 4:

                           (i)      [200,000] shares at $1.00; and
                           (ii)     [200,000] shares at $1.25

     1.  EXERCISE OF WARRANT.

         1.1. Number of Shares Issuable upon Exercise. From and after the date hereof through and including the Expiration Date, the Holder shall be entitled to receive, upon exercise of this Warrant in whole or in part, shares of Common Stock of the Company, subject to adjustment pursuant to Section 4, by delivery of an original or fax copy of the exercise notice attached hereto as Exhibit A (the "Exercise Notice") along with payment to the Company of the Exercise Price.

     2.  PROCEDURE FOR EXERCISE.

         2.1 Delivery of Stock Certificates, etc. on Exercise. The Company agrees that the shares of Common Stock purchased upon exercise of this Warrant shall be deemed to be issued to the Holder as the record owner of such shares as of the close of business on the date on which both the Exercise Notice and payment have been made for such shares. As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 3 business days thereafter, the Company at its expense (including the payment by it of any applicable issue taxes) will cause to be issued in the name of and delivered to the Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct in compliance with applicable securities laws, a certificate or certificates for the number of duly and validly issued, fully paid and nonassessable shares of Common Stock (or Other Securities) to which such Holder shall be entitled on such exercise.

         2.2. Exercise.

         Payment may be made either in cash or by certified or official bank check payable to the order of the Company equal to the applicable aggregate Exercise Price for the number of Common Shares specified in such form (as such exercise number shall be adjusted to reflect any adjustment in the total number of shares of Common Stock issuable to the Holder per the terms of this Warrant) and the Holder shall thereupon be entitled to receive the number of duly authorized, validly issued, fully-paid and non-assessable shares of Common Stock (or Other Securities) determined as provided herein.

     3.  ADJUSTMENT FOR REORGANIZATION, CONSOLIDATION, MERGER, ETC.

         3.1. Reorganization, Consolidation, Merger, etc. In case at any time or from time to time, the Company shall (a) effect a reorganization, (b) consolidate with or merge into any other person or entity, or (c) transfer all or substantially all of its properties or assets to any other person or entity under any plan or arrangement contemplating the dissolution of the Company, then, in each such case, as a condition to the consummation of such a transaction, proper and adequate provision shall be made by the Company whereby the Holder of this Warrant, on the exercise hereof as provided in Section 1 at any time after the consummation of such reorganization, consolidation or merger or the effective date of such dissolution, as the case may be, shall receive, in lieu of the Common Stock (or Other Securities) issuable on such exercise prior to such consummation or such effective date, the stock and other securities and property (including cash) to which such Holder would have been entitled upon such consummation or in connection with such dissolution, as the case may be, if such Holder had so exercised this Warrant, immediately prior thereto, all subject to further adjustment thereafter as provided in Section 4.

                  3.2. Dissolution. In the event of any dissolution of the Company following the transfer of all or substantially all of its properties or assets, the Company, prior to such dissolution, shall at its expense deliver or cause to be delivered the stock and other securities and property (including cash, where applicable) receivable by the Holder of the Warrant after the effective date of such dissolution pursuant to Section 3.1 to a bank or trust company having its principal office in New York, New York, as trustee for the Holder of the Warrant.

                  3.3. Continuation of Terms. Upon any reorganization, consolidation, merger or transfer (and any dissolution following any transfer) referred to in this Section 3, this Warrant shall continue in full force and effect and the terms hereof shall be applicable to the shares of stock and other securities and property receivable on the exercise of this Warrant after the consummation of such reorganization, consolidation or merger or the effective date of dissolution following any such transfer, as the case may be, and shall be binding upon the issuer of any such stock or other securities, including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the Company, whether or not such person shall have expressly assumed the terms of this Warrant as provided in Section 3. In the event this Warrant does not continue in full force and effect after the consummation of the transactions described in this Section 3, then only in such event will the Company's securities and property (including cash, where applicable) receivable by the holders of the Warrant be delivered to the Trustee as contemplated by Section 3.2.

         4. ADJUSTMENTS FOR STOCK SPLITS, COMBINATIONS, ETC. In the event that the Company shall (a) issue additional shares of the Common Stock as a dividend or other distribution on outstanding Common Stock, (b) subdivide its outstanding shares of Common Stock, or (c) combine its outstanding shares of the Common Stock into a smaller number of shares of the Common Stock, then, in each such event, the Exercise Price shall, simultaneously with the happening of such event, be adjusted by multiplying the then Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such event and the denominator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the product so obtained shall thereafter be the Exercise Price then in effect. The Exercise Price, as so adjusted, shall be readjusted in the same manner upon the happening of any successive event or events described herein in this Section 4. The number of shares of Common Stock that the holder of this Warrant shall thereafter, on the exercise hereof as provided in Section 1, be entitled to receive shall be increased to a number determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 4) be issuable on such exercise by a fraction of which (a) the numerator is the Exercise Price that would otherwise (but for the provisions of this Section 4) be in effect, and (b) the denominator is the Exercise Price in effect on the date of such exercise.

         5. CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment or readjustment in the shares of Common Stock (or Other Securities) issuable on the exercise of the Warrant, the Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of the Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by the Company for any additional shares of Common Stock (or Other Securities) issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock (or Other Securities) outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. The Company will forthwith mail a copy of each such certificate to the holder of the Warrant and any Warrant agent of the Company (appointed pursuant to Section 11 hereof).

         6. RESERVATION OF STOCK ISSUABLE ON EXERCISE OF WARRANT. The Company will at all times reserve and keep available, solely for issuance and delivery on the exercise of the Warrant, shares of Common Stock (or Other Securities) from time to time issuable on the exercise of the Warrant.

         7. ASSIGNMENT; EXCHANGE OF WARRANT. Subject to compliance with applicable securities laws, this Warrant, and the rights evidenced hereby, may be transferred by any registered holder hereof (a "Transferor") with respect to any or all of the shares underlying this Warrant. On the surrender for exchange of this Warrant, with the Transferor's endorsement in the form of Exhibit B attached hereto (the "Transferor Endorsement Form") and together with evidence reasonably satisfactory to the Company demonstrating compliance with applicable securities laws, which shall include, without limitation, a legal opinion from the Transferor's counsel that such transfer is exempt from the registration requirements of applicable securities laws, the Company at its expense but with payment by the Transferor of any applicable transfer taxes) will issue and deliver to or on the order of the Transferor thereof a new Warrant of like tenor, in the name of the Transferor and/or the transferee(s) specified in such Transferor Endorsement Form (each a "Transferee"), calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant so surrendered by the Transferor.

         8. REPLACEMENT OF WARRANT. On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and, in the case of any such loss, theft or destruction of this Warrant, on delivery of an indemnity agreement or security reasonably satisfactory in form and amount to the Company or, in the case of any such mutilation, on surrender and cancellation of this Warrant, the Company at its expense will execute and deliver, in lieu thereof, a new Warrant of like tenor.

         9.       Intentionally left blank.

         10.      Intentionally left blank.

         11. WARRANT AGENT. The Company may, by written notice to each holder of the Warrant, appoint an agent for the purpose of issuing Common Stock (or Other Securities) on the exercise of this Warrant pursuant to Section 1, exchanging this Warrant pursuant to Section 7, and replacing this Warrant pursuant to
Section 8, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

         12. TRANSFER ON THE COMPANY'S BOOKS. Until this Warrant is transferred on the books of the Company, the Company may treat the registered holder hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

         13. NOTICES, ETC. All notices and other communications from the Company to the Holder of this Warrant shall be mailed by first class registered or certified mail, postage prepaid, at such address as may have been furnished to the Company in writing by such Holder or, until any such Holder furnishes to the Company an address, then to, and at the address of, the last Holder of this Warrant who has so furnished an address to the Company.

         14. VOLUNTARY ADJUSTMENT BY THE COMPANY. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

         15. MISCELLANEOUS. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of State of New York without regard to principles of conflicts of laws. Any action brought concerning the transactions contemplated by this Warrant shall be brought only in the United States District Court for the Northern District of Maryland or any state court located in Baltimore, Maryland. The individuals executing this Warrant on behalf of the Company agree to submit to the jurisdiction of such courts and waive trial by jury. In the event that any provision of this Warrant is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision of this Warrant. The headings in this Warrant are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision. The Company and Holder each acknowledges that legal counsel participated or had an opportunity to participate in the preparation of this Warrant and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Warrant to favor any party against the other party.

          IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first written above.

                                       SBS INTERACTIVE, CO.


                                       By: /s/ Todd Gotlieb
---------------------------------         ---------------------------------
                                          Name: Todd Gotlieb
                                          Title: President

                                       HOLDER

                                       /s/ Arthur Cohn
                                       ------------------------------------
                                       Arthur Cohn

                                                                       Exhibit A

                                 EXERCISE NOTICE
                   (To be signed only on exercise of Warrant)


TO:  SBS Interactive, Co.


The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase:

     ________ shares of the Common Stock covered by such Warrant.


The undersigned herewith makes payment of the full Exercise Price for such shares at the price per share provided for in such Warrant, which is an aggregate of $___________.


The undersigned requests that the certificates for such shares be issued in the name of, and delivered to __________________________ whose address is
___________________________.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.

Dated:___________________            __________________________________________
                                    (Signature  must  conform  to name of holder
                                     as specified  on
                                                     the face of the Warrant)

                                    ____________________________________________
                                    (Address)

                                                                       Exhibit A

                                 EXERCISE NOTICE
                   (To be signed only on exercise of Warrant)

TO:  SBS Interactive Co.

     The undersigned, pursuant to the provisions set forth in the attached Warrant (No.____), hereby irrevocably elects to purchase:

     ________ shares of the Common Stock covered by such Warrant.


The undersigned herewith makes payment of the full Exercise Price for such shares at the price per share provided for in such Warrant, which is an aggregate of $___________.


The undersigned requests that the certificates for such shares be issued in the name of, and delivered to _________________________________ whose address is
________________________________.

The undersigned represents and warrants that all offers and sales by the undersigned of the securities issuable upon exercise of the within Warrant shall be made pursuant to registration of the Common Stock under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration under the Securities Act.

Dated:___________________                _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         Warrant)


                                         _______________________________________
                                                     (Address)

                                                                       Exhibit B

                         FORM OF TRANSFEROR ENDORSEMENT
                   (To be signed only on transfer of Warrant)

     For value received, the undersigned hereby sells, assigns, and transfers unto the person(s) named below under the heading "Transferees" the right represented by the Warrant to purchase the number of shares of Common Stock of SBS Interactive Co. to which such Warrant relates specified under the heading "Number of Shares Transferred," respectively, opposite the name(s) of such person(s) and appoints each such person Attorney to transfer its respective right on the books of SBS Interactive Co. with full power of substitution in the premises.


                                                     Number of Shares
           Transferees                                 Transferred
           -----------                                 -----------


__________________________________                 ________________________

__________________________________                 ________________________

__________________________________                 ________________________






Dated:__________________, _______        _______________________________________
                                         (Signature must conform to name of
                                         holder as specified on the face of the
                                         warrant)

Signed in the presence of:


_________________________________        _______________________________________
         (Name)                                       (address)

                                         _______________________________________
ACCEPTED AND AGREED:                                  (address)
[TRANSFEREE]


_________________________________
           (Name)

                                                                       EXHIBIT L
                                                                       ---------

                          PLEDGE AND SECURITY AGREEMENT


     THIS PLEDGE AND SECURITY AGREEMENT (this "Security Agreement") is entered into as of July 22, 2004, by and among SBS INTERACTIVE, CO., a Florida corporation (the "Company"), SBS INTERACTIVE, INC., a Nevada corporation (the "Subsidiary"; each of the Company and the Subsidiary is referred to herein as a "Borrower," and collectively as the "Borrowers"), and ARTHUR COHN (the "Secured Party").

                                    RECITALS

     A. Reference is hereby made to that certain Loan Agreement of even date herewith, by and among the Borrowers and the Secured Party (the "Loan Agreement").

     B. To secure the "Loan Obligations" (as defined in the Loan Agreement) the Borrowers have agreed to grant to Secured Party a security interest in the "Collateral," as defined herein.

     NOW, THEREFORE, in consideration of the foregoing recitals, which are hereby incorporated into, and made a part of, this Security Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrowers and Secured Party, intending to be legally bound, hereby agree as follows:

     1.  SECURITY INTEREST.

     (a) To secure prompt and complete payment and performance of the Loan Obligations, each Borrower hereby pledges, assigns, transfers and grants to Secured Party a perfected, first priority continuing security interest in all properties, assets and rights of each Borrower, subject to no other liens or encumbrances, now owned or at any time hereafter acquired by such Borrower or in which the Borrower now has or at any time in the future may acquire any right, title or interest, wherever located or situated (hereinafter, collectively called the "Collateral").

     Without limitation of the foregoing, the Collateral includes the following:

             (i)        all Accounts;
             (ii)       all As-Extracted Collateral;
             (iii)      all Chattel Paper;
             (iv)       all Commercial Tort Claims;
             (v)        all Consignments;
             (vi)       all Contracts;
             (vii)      all Copyrights;
             (viii)     all Copyright Licenses;
             (ix)       all Deposit Accounts;

             (x)        all Documents;
             (xi)       all Electronic Chattel Paper;
             (xii)      all Encumbrances;
             (xiii)     all Money;
             (xiv)      all Equipment;
             (xv)       all Fixtures;
             (xvi)      all Goods
             (xvii)     all General Intangibles;
             (xviii)    all Health-Care-Insurance Receivables;
             (xxix)     all Instruments;
             (xx)       all Inventory;
             (xxi)      all Investment Property;
             (xxii)     all Letter-of-Credit Rights;
             (xxiii)    all Letters of Credit;
             (xxiv)     all Patents;
             (xxv)      all Patent Licenses;
             (xxvi)     all Payment Intangibles;
             (xxvii)    all Promissory Notes;
             (xxviii)   all Software;
             (xxvix)    all Supporting Obligations;
             (xxx)      all Tangible Chattel Paper;
             (xxxi)     all Trademarks;
             (xxxii)    all Trademark Licenses;
             (xxxiii)   all Vehicles; and
             (xxxiv)    to the extent not otherwise included, all
                        Proceeds (including condemnation
                        proceeds), all Accessions, attachments and additions thereto and all substitutions, renewals and replacements therefore and rental payments and products of any and all of the foregoing.

         (b) Borrowers expressly acknowledge that the security interest granted hereunder will remain as security for payment and performance of the Loan Obligations, whether now existing or which may hereafter be incurred by future advances, or otherwise. The notice of the continuing grant of this security interest therefore shall not be required to be stated on the face of any document representing any such Loan Obligations, nor otherwise identify it as being secured hereby.

     2. CROSS-COLLATERALIZATION. All Collateral which Secured Party may at any time acquire from the Borrowers or from any other source in connection with any of the Loan Obligations shall constitute collateral for each and every Loan Obligation, without apportionment or designation as to particular Loan Obligations, and all Loan Obligations, however and whenever incurred, shall be secured by all Collateral, however and whenever acquired, and Secured Party shall have the right, in its sole discretion, to determine the order in which Secured Party's rights in, or remedies against, any Collateral are to be exercised, and which type or which portions of Collateral are to be proceeded against and the order of application of Proceeds of Collateral as against particular Loan Obligations.

     3. DEFINITIONS. All capitalized terms set forth in this Security Agreement, unless otherwise defined herein, will have the same meanings provided to those terms as set forth in the Loan Agreement.

The following terms shall have the following meanings:

         (a) "Accessions" means all Accessions, as that term is defined in the UCC;

         (b) "Accounts means all Accounts, as that term is defined in the UCC;

         (c) "As-Extracted Collateral" means all As-Extracted Collateral, as that term is defined in the UCC;

         (d) Chattel Paper" means all Chattel Paper, as that term is defined in the UCC;

         (e) "Commercial Tort Claims" means all Commercial Tort Claims, as that term is defined in the UCC;

         (f) "Consignments" means all Consignments, as that term is defined in the UCC;

         (g) "Contracts" means all contracts, undertakings, franchise agreements or other agreements (other than rights evidenced by Chattel Paper, Documents or Instruments) in or under which the Borrowers may now or hereafter have any right, title or interest, including, without limitation, with respect to an Account, and any agreement relating to the terms of payment or the terms of performance thereof;

         (h) "Copyrights" means (a) all copyrights of the United States or any other country; (b) all copyright registrations filed in the United States or in any other country; and (c) all proceeds thereof;

         (i) "Copyright License" means all agreements, whether written or oral, providing for the grant by the Borrowers of any right to use any Copyright;

         (j) "Deposit Accounts" means all Deposit Accounts, as that term is defined in the UCC:

         (k) "Documents" means all Documents, as that term is defined in the
UCC:

         (l) "Electronic Chattel Paper" means all Electronic Chattel Paper, as that term is defined in the UCC, evidenced by a record or records consisting of information stored in an electronic medium;

         (m) "Encumbrance(s)" means all Encumbrance(s), as that term is defined in the UCC;

         (n) "Equipment" means all Equipment, as that term is defined in the UCC;

         (o) "Fixtures" means all Fixtures, as that term is defined in the UCC;

         (p) "General Intangibles" means all General Intangibles, as that term is defined in the UCC;


         (q) "Goods" means all Goods, as that term is defined in the UCC;

         (r) "Instruments" means all Instruments, as that term is defined in the UCC;

         (s) "Inventory" means all Inventory, as that term is defined in the UCC;

         (t) "Investment Property" means all Investment Property, as that term is defined in the UCC;

         (u) "Letters of Credit" means all Letters of Credit, as that term is defined in the UCC;

         (v) "Letter-of-Credit Rights" means all Letter-of-Credit Rights, as that term is defined in the UCC;

         (w) "Patents" means (a) all letters patent of the United States and all reissues and extensions thereof, (b) all applications for letters patent of the United States and all divisions, continuations and continuations-in-part thereof or any other country, (c) all proceeds thereof, including the goodwill of the business connected with the use of and symbolized by the Patents, and (d) all Patents listed on Schedule 2 of the Loan Agreement;

         (x) "Patent License" means all agreements, whether written or oral, providing for the grant by the Borrowers of any right to manufacture, use or sell any invention covered by a Patent, including, without limitation, any thereof referred to in any schedule attached hereto;

         (y) "Payment Intangibles" means all Payment Intangibles, as that term is defined in the UCC;

         (z) "Proceeds" means all Proceeds, as that term is defined in the UCC;

         (aa) "Promissory Note(s)" means all Promissory Note(s), as that term is defined in the UCC, including the Debenture;

         (bb) "Software" means all Software, as that term is defined in the UCC;

         (cc) "Supporting Obligations" means all Supporting Obligations, as that term is defined in the UCC;

         (dd) "Tangible Chattel Paper" means all Tangible Chattel Paper, as that term is defined in the UCC;

         (ee) "Trademarks" means (a) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos and other source or business identifiers and the goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether registered in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof or otherwise; (b) all renewals thereof; and (c) all proceeds thereof, including the goodwill of the business connected with the use of and symbolized by the Trademarks;

         (ff) "Trademark License" means any agreement, written or oral, providing for the grant by the Borrowers of any right to use any Trademark;

         (gg) "UCC" means Article 9 of the Uniform Commercial Code as may, from time to time, be enacted and in effect in the States of Florida, Nevada, or New York, as applicable; and

         (hh) "Vehicles" means all cars, trucks, trailers, construction and earth moving equipment and other vehicles owned by the Borrowers and covered by a certificate of title under the laws of any state, and all tires and other appurtenances to any of the foregoing.

     4. RIGHTS OF SECURED PARTY. Upon the occurrence of any Event of Default, Secured Party shall have the right to declare all of the Loan Obligations to be immediately due and payable and shall then have the rights and remedies of a secured party under the UCC or under any other applicable law, including, without limitation, the right to take possession of the Collateral, and in addition thereto, the right to enter upon any premises on which the Collateral or any part thereof may be situated and remove the same therefrom and the right to occupy the Borrowers' premises for the purposes of liquidating Collateral, including without limitation, conducting an auction thereon. Secured Party may require the Borrowers to make the Collateral (to the extent the same is moveable) available to Secured Party at a place to be designated by Secured Party. Secured Party may, at its option, sell the Collateral on credit, and furthermore may sell the Collateral without giving any warranties as to the Collateral and may specifically disclaim any warranties of title or the like, which shall not be considered to adversely affect the commercial reasonableness of any sale of the Collateral. Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Secured Party will give the Borrowers at least ten (10) days' prior written notice at the address of the Borrowers set forth above (or at such other address or addresses as the Borrowers shall specify in writing to Secured Party) of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. Any such notice shall be deemed to meet any requirement hereunder or under any applicable law (including the UCC) that reasonable notification be given of the time and place of such sale or other disposition. After deducting all costs and expenses of collection, storage, custody, sale or other disposition and delivery (including reasonable attorneys' fees) and all other reasonable charges against the Collateral, the residue of the Proceeds of any such sale or disposition shall be applied to the payment of the Loan Obligations in such order of priority as Secured Party shall determine and any surplus shall be returned to the Borrowers or to any person or party lawfully entitled thereto. In the event the Proceeds of any sale, lease or other disposition of the Collateral hereunder, including without limitation, the Proceeds from the collection of

Accounts, are insufficient to pay all of the Loan Obligations in full, the Borrowers will be liable for the deficiency, together with interest thereon, at the maximum rate allowable by law, and the costs and expenses of collection of such deficiency, including (to the extent permitted by law) without limitation, attorneys' fees, expenses and disbursements.

     5. RIGHT OF SECURED PARTY TO USE AND OPERATE COLLATERAL, ETC. Upon the occurrence of any Event of Default, Secured Party shall have the right and power to take possession of all or any part of the Collateral, and to exclude the Borrowers and all persons claiming under the Borrowers wholly or partly therefrom, and thereafter to hold, store, and/or use, operate, manage and control the same. Upon any such taking of possession, Secured Party without obligation to do so, may, from time to time, at the expense of the Borrowers, make all such repairs, replacements, alterations, additions and improvements to the Collateral as Secured Party may deem proper. The Borrowers hereby expressly waive any obligation of the Secured Party to process and/or prepare any Collateral prior to any sale or other disposition thereof. Upon any taking of possession of all or any part of the Collateral, Secured Party shall have the right to manage and control the Collateral and to carry on the business and to exercise all rights and powers of the Borrowers with respect thereto as Secured Party shall reasonably deem best, including the right to enter into any and all such agreements with respect to the operation of the Collateral or any part thereof as Secured Party may see fit; and Secured Party shall be entitled to collect and receive all issues, profits, fees, revenues and other income of the same and every part thereof. Such issues, profits, fees, revenues and other income shall be applied to pay the expenses of holding and operating the Collateral and of conducting the business thereof, and of all maintenance, repairs, replacements, alterations, additions and improvements, and to make all payments which Secured Party may be required or may elect to make, if any, for taxes, assessments, insurance and other charges upon the Collateral or any part thereof, and all other payments which Secured Party may be required or authorized to make under any provision of this Security Agreement (including legal costs and attorneys' fees). The remainder of such issues, profits, fees, revenues and other income shall be applied to the payment of the Loan Obligations in such order of priority as Secured Party shall determine. Without limiting the generality of the foregoing, Secured Party shall have the right to apply for and have a receiver appointed by a court of competent jurisdiction in any action taken by Secured Party to enforce its rights and remedies hereunder in order to manage, protect and preserve the Collateral and continue the operation of the business of the Borrowers and to collect all revenues and profits thereof and apply the same to the payment of all expenses and other charges of such receivership including the compensation of the receiver and to the payment of the Loan Obligations as aforesaid until a sale or other disposition of such Collateral shall be finally made and consummated.

     6. COLLECTION OF ACCOUNTS RECEIVABLE, ETC. At any time after an Event of Default, Secured Party shall have the right to require Borrowers to and Borrowers shall, upon written notice from Secured Party:

         (a) Make collections of Proceeds upon its Accounts, hold the Proceeds received from collections in trust for Secured Party and turn over such Proceeds to Secured Party daily in the exact form which they are received, together with a collection report in form satisfactory to Secured Party. Secured Party shall immediately apply, subject to collection, such Proceeds and any Proceeds of Accounts received by it pursuant to the following provisions of this Section 6, to the payment of the Loan Obligations in such order of priority as Secured Party shall determine;

         (b) Assign or endorse the Accounts to Secured Party, and notify Account debtors that the Accounts have been assigned and should be paid directly to Secured Party;

         (c) Turn over to Secured Party all Inventory returned in connection with any of the Accounts;

         (d) Mark or stamp each of its individual ledger sheets or cards pertaining to its Accounts with the legend "Assigned to Arthur Cohn," and stamp or otherwise mark and keep its books, records, documents and instruments relating to the Accounts in such manner as Secured Party may require; and

         (e) Mark or stamp all invoices with a legend satisfactory to Secured Party so as to indicate that the same should be paid directly to Secured Party.

         Notwithstanding the foregoing, each Borrower grants to Secured Party an irrevocable power of attorney coupled with an interest, authorizing and permitting Secured Party (acting through any of its employees, attorneys or agents) at any time, at its option, but without obligation, with or without notice to such Borrower, and at such Borrower's expense, to do any or all of the following, in such Borrower's name or otherwise, but Secured Party agrees to exercise the following powers in a commercially reasonable manner:

              (i) Execute on behalf of Borrowers any documents that Secured Party may, in its sole discretion, deem advisable in order to perfect and maintain Secured Party's security interest in the Collateral, or in order to exercise a right of Borrowers or Secured Party, or in order to fully consummate all the transactions contemplated under this Security Agreement, and all other present and future agreements;

              (ii) Execute on behalf of Borrowers any document exercising, transferring or assigning any option to purchase, sell or otherwise dispose of or to lease (as lessor or lessee) any real or personal property which is part of Secured Party's Collateral or in which Secured Party has an interest;

              (iii) Execute on behalf of Borrowers, any invoices relating to any receivable, any draft against any Account debtors and any notice to any Account debtors, any proof of claim in bankruptcy, any Notice of Lien, claim of mechanic's, materialman's or other lien, or assignment or satisfaction of mechanic's, materialman's or other lien;

              (iv) Take control in any manner of any cash or non-cash items of payment or proceeds of Collateral; endorse the name of Borrowers upon any instruments, or documents, evidence of payment or Collateral that may come into Secured Party's possession;

              (v) Endorse all checks and other forms of remittances received by Secured Party;

              (vi) Pay, contest or settle any lien, charge, encumbrance, security interest and adverse claim in or to any of the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same;

              (vii) Grant extensions of time to pay, compromise claims and settle receivables and General Intangibles for less than face value and execute all releases and other documents in connection therewith;

              (viii) Pay any sums required on account of Borrowers' taxes or to secure the release of any liens therefor, or both;

              (ix) Settle and adjust, and give releases of, any insurance claim that relates to any of the Collateral and obtain payment therefor;

              (x) Instruct any third party having custody or control of any books or records belonging to, or relating to, Borrowers to give Secured Party the same rights of access and other rights with respect thereto as Secured Party has under this Security Agreement; and

              (xi) Take any action or pay any sum required of Borrowers pursuant to this Security Agreement and any other present or future agreements.

              Any and all sums paid and any and all costs, expenses, liabilities, obligations and attorneys' fees and other professional fees incurred by Secured Party (including attorneys' fees and expenses incurred pursuant to any bankruptcy proceedings) with respect to the foregoing shall be added to and become part of the Loan Obligations, and shall be payable on demand. In no event shall Secured Party's rights under the foregoing power of attorney or any of Secured Party's other rights under this Security Agreement be deemed to indicate that Secured Party is in control of the business, management or properties of Borrowers. Borrowers shall pay, indemnify, defend, and hold Secured Party and each of its officers, directors, employees, counsel, agents, and attorneys-in-fact (each, an "Indemnified Person") harmless (to the fullest extent permitted by law) from and against any and all claims, demands, suits, actions, investigations, proceedings, and damages, and all attorneys fees and disbursements and other costs and expenses actually incurred in connection therewith (as and when they are incurred and irrespective of whether suit is brought), at any time asserted against, imposed upon, or incurred by any of them in connection with or as a result of or related to the execution, delivery, enforcement, performance, and administration of this Security Agreement and any other Financing Documents or the transactions contemplated herein, and with respect to any investigation, litigation, or proceeding related to this Security Agreement, any other Financing Document, or the use of the proceeds of the loan provided pursuant to the Loan Agreement (irrespective of whether any Indemnified Person is a party thereto), or any act, omission, event or circumstance in any manner related thereto (all the foregoing, collectively, the "Indemnified Liabilities"). This provision shall survive the termination of this Security Agreement and the repayment of the Loan Obligations.

     7. PERFECTION BY FILING. The Secured Party may at any time and from time to time, at Borrowers' expense, file financing statements, continuation statements and amendments thereto that describe the Collateral as all assets of the Borrowers or words of similar effect and which contain any other information required by the UCC for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including whether each Borrower is an organization, the type of organization and any tax and/or organization identification number issued to such Borrower. The Borrowers agree to furnish any such information to the Secured Party promptly upon request. Any such financing statements, continuation statements or amendments may be signed, if so required, by the Secured Party on behalf of the Borrowers, and may be filed at any time in any jurisdiction as necessary. Each Borrower hereby irrevocably appoints the Secured Party as Borrower's Attorney-In-Fact, coupled with an interest, for the purposes hereof.

     8. OTHER PERFECTION, ETC. The Borrowers shall at any time and from time to time, at Borrowers' expense, take such steps as the Secured Party may reasonably request for the Secured Party (a) to obtain an acknowledgement, in form and substance satisfactory to the Secured Party, of any bailee having possession of any of the Collateral that the bailee holds such Collateral for the Secured Party, (b) to obtain "control" of any Investment Property, Deposit Accounts, Letter-Of-Credit Rights or electronic Chattel Paper, with any agreements establishing control to be in form and substance satisfactory to the Secured Party, (c) to obtain possession of all or any portion of the Collateral in order to perfect its security interest therein in addition to the filing of a financing statement, and (d) otherwise to insure the continued perfection and priority of the Secured Party's security interest in any of the Collateral and of the preservation of its rights therein.

     9. APPLICATION OF PAYMENTS. To the extent that Borrowers use the proceeds of the loan secured hereby to purchase any Collateral, Borrowers' repayment shall be applied on a "first-in-first-out" basis so that the portion of said loan used to purchase a particular item of Collateral shall be paid in the chronological order Borrowers purchased such Collateral.

     10. TERMINATION; ASSIGNMENT, ETC. This Security Agreement and the security interest in the Collateral created hereby shall terminate when all of the Loan Obligations have been paid and finally discharged in full and the Secured Party has no commitment outstanding to make further advances or extend credit to the Borrowers. No waiver by Secured Party or by any other holder of the Loan Obligations of any default shall be effective unless in writing signed by Secured Party nor shall any waiver granted on any one occasion operate as a waiver of any other default or of the same default on a future occasion. In the event of a sale or assignment by Secured Party of all or any of the Loan Obligations held by Secured Party, Secured Party may assign or transfer its respective rights and interests under this Security Agreement in whole or in part to the purchaser or purchasers of such Loan Obligations, whereupon such purchaser or purchasers shall become vested with all of the powers and rights hereunder, and Secured Party shall thereafter be forever released and fully discharged from any liability or responsibility hereunder with respect to the rights and interests so assigned except that Secured Party shall be liable for damages suffered by the Borrowers as a result of actions taken by Secured Party in bad faith or with willful misconduct.

     11. NOTICES. Any and all notices or other communications or deliveries to be provided hereunder shall be given in the manner set forth in, and shall be effective as provided in, the Loan Agreement.

     12. MISCELLANEOUS. This Security Agreement shall inure to the benefit of and be binding upon Secured Party and the Borrowers, their respective successors and permitted assigns, and all persons who become bound to this Security Agreement as Borrowers. This Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Security Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof. The headings used in this Security Agreement are for convenience of reference and shall not limit or otherwise affect the meaning hereof.

     13. WAIVERS AND ACKNOWLEDGEMENTS.

         (I) THE BORROWERS HEREBY CONSENT TO AND WAIVE NOTICE OF: (A) THE GRANTING OF RENEWALS, EXTENSIONS OF TIME FOR PAYMENT OR OTHER INDULGENCES TO THE BORROWERS OR TO ANY ACCOUNT DEBTORS IN RESPECT OF ANY ACCOUNT RECEIVABLE OF THE BORROWERS; (B) SUBSTITUTION, RELEASE OR SURRENDER OF ANY COLLATERAL; (C) THE ADDITION OR RELEASE OF PERSONS PRIMARILY OR SECONDARILY LIABLE ON ANY OF THE OBLIGATIONS OR ON ANY ACCOUNT RECEIVABLE OR OTHER COLLATERAL; AND (D) THE ACCEPTANCE OF PARTIAL PAYMENTS ON ANY OBLIGATIONS OR ON ANY ACCOUNT RECEIVABLE OR OTHER COLLATERAL AND/OR THE SETTLEMENT OR COMPROMISE THEREOF. NO DELAY OR OMISSION ON THE PART OF SECURED PARTY IN EXERCISING ANY RIGHT HEREUNDER SHALL OPERATE AS A WAIVER OF SUCH RIGHT OR OF ANY OTHER RIGHT HEREUNDER. ANY WAIVER OF ANY SUCH RIGHT ON ANY ONE OCCASION SHALL NOT BE CONSTRUED AS A BAR TO OR WAIVER OF ANY SUCH RIGHT ON ANY SUCH FUTURE OCCASION.

         (II) THE BORROWERS FURTHER WAIVE ALL RIGHTS UNDER ANY STATUTE OF LIMITATIONS PROVISIONS TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW.

         (III) THE BORROWERS FURTHER WAIVE TRIAL BY JURY IN ANY COURT AND IN ANY SUIT, ACTION OR PROCEEDING ON ANY MATTER ARISING IN CONNECTION WITH OR IN ANY WAY RELATED TO THE FINANCING DOCUMENTS OF WHICH THIS SECURITY AGREEMENT IS A PART AND/OR THE ENFORCEMENT OF ANY OF BORROWERS' RIGHTS AND REMEDIES, INCLUDING WITHOUT LIMITATION, TORT CLAIMS.

         (IV) THE BORROWERS ACKNOWLEDGE THAT BORROWERS MAKE ALL OF THESE WAIVERS IN PARAGRAPHS (I) THROUGH (IV) KNOWINGLY AND VOLUNTARILY, WITHOUT DURESS, ONLY AFTER EXTENSIVE CONSIDERATION OF THE RAMIFICATIONS OF THESE WAIVERS AND WITH ADVICE OF BORROWERS' LEGAL REPRESENTATIVE. THE BORROWERS FURTHER ACKNOWLEDGE THAT THE SECURED PARTY HAS NOT AGREED WITH OR REPRESENTED TO THE BORROWERS OR ANY OTHER PARTY HERETO THAT THE PROVISIONS OF THESE PARAGRAPHS (I) THROUGH (IV) WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.


                      [THIS SPACE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, each party has executed this Security Agreement, or caused this Security Agreement to be executed by its duly authorized officer as of the date first above written.


WITNESS                                SBS INTERACTIVE, CO.


                                       By: /s/ Todd Gotlieb
---------------------------------         ---------------------------------
                                          Name: Todd Gotlieb
                                          Title: President


WITNESS                                SBS INTERACTIVE, INC.


                                       By: /s/ Todd Gotlieb
---------------------------------         ---------------------------------
                                          Name: Todd Gotlieb
                                          Title: President


WITNESS                                SECURED PARTY


                                       /s/ Arthur Cohn
---------------------------------      ------------------------------------
                                       Arthur Cohn




















                [Signature Page to Pledge and Security Agreement

                                                                       EXHIBIT M
                                                                       ---------


         FIRST AMENDMENT TO ASSIGNMENT AND AGREEMENT TO CONVERT DEBT


     THIS FIRST AMENDMENT TO ASSIGNMENT AND AGREEMENT TO CONVERT DEBT (this "Amendment") is entered into as of July 22, 2004 (the "Effective Date"), by and between SBS INTERACTIVE, CO., a Florida corporation (the "Company"), and ARTHUR COHN (the "Stockholder" or the "Assignee").

     WHEREAS, the Stockholder, through Karlgar Limited (the "Assignor"), loaned an aggregate of $441,750 to the Company and its wholly-owned subsidiary, SBS Interactive, Inc., a Nevada corporation (the "Subsidiary") on the terms and conditions set forth in the following documents: $72,000 Convertible Secured Debenture dated October 30, 2002, $30,000 Convertible Secured Debenture dated March 14, 2003, $52,000 Secured Promissory Note dated July 23, 2003, 6% Convertible Secured Debenture dated September 10, 2003, and Amendment No. 1 dated September 10, 2003 to the 6% Convertible Secured Debenture dated September 10, 2003 (collectively, the "Prior Loan Documents");

     WHEREAS, the Stockholder, through the Assignor, loaned an additional $400,000 to the Company and the Subsidiary, which loan was combined with the aggregate amount outstanding on the loans under the Prior Loan Documents on the terms and conditions set forth in that certain First Amended and Restated Convertible Secured Debenture dated as of January 6, 2004 (the "Debenture"), which provided, at the sole option of the Stockholder, through the Assignor, for the conversion of the aggregate amount of $841,750 (excluding interest) outstanding under the Debenture into shares of common stock, par value $0.001 per share of the Company (the "Common Stock") at a conversion price of $0.04 per share;

     WHEREAS, at the request of the Company and the Subsidiary, the Stockholder and the Assignor agreed to convert the aggregate amount of $841,750 outstanding under the Debenture into shares of Common Stock at a conversion price of $0.225 per share in lieu of the conversion price of $0.04 per share under the Debenture, on the terms and conditions set forth in that certain Assignment and Agreement to Convert Debt dated as of March 17, 2004 (the "Conversion Agreement");

     WHEREAS, for the Stockholder and Assignor agreed to the Conversion Agreement, and the reduction in the conversion price from that effective under the Debenture, which had the effect of reducing the number of shares of Common Stock issued to the Stockholder on conversion from 21,043,750 shares of fully paid Common Stock to 3,741,111 shares of fully paid Common Stock and warrants to purchase 4,741,111 shares of Common Stock upon payment of additional consideration, in reliance upon the agreement of the Company and the Subsidiary that the Company and the Subsidiary would raise sufficient additional funds to meet their future financing needs by issuing Common Stock at a per share price of at least $.75 per share with warrants (at an exercise price of at least $1.00 per share) for a number of shares equal to or less than the number of shares of Common Stock purchased in any such future financings (the "Financing Agreement") and the continued accuracy as of the date of the Conversion Agreement of the Company's disclosure regarding the number of shares of Common Stock issued and outstanding as set forth in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003;

     WHEREAS, the Company did not complete a financing on the terms of the Financing Agreement and, as a result, the Stockholder has loaned an additional $100,000 to the Company and the Subsidiary, which loan is comprised of a $45,000 loan to the Company on the terms and conditions set forth in the $45,000 Promissory Note (Unsecured) dated May 7, 2004 (the "$45,000 Promissory Note"), and a $55,000 additional loan (the "Additional Loan") to the Company and the Subsidiary which, as of June 7, 2004, was combined with the amount outstanding under the $45,000 Promissory Note on terms and conditions, including conversion rights, warrants and security interests, set forth in the Master Loan Agreement, Promissory Note and Pledge and Security Agreement each dated as of July 22, 2004 between the Company, the Subsidiary and the Stockholder (collectively, the "Loan Documents")

     WHEREAS, without direct or indirect disclosure to the Stockholder or the Assignor, the Company issued 4,250,000 shares of Common Stock to employees, including officers of the Company, and service providers during the month prior to the execution of the Conversion Agreement for no cash consideration and, also without disclosure to the Stockholder or the Assignor, at the time of execution of the Conversion Agreement, the Company planned to issue over 200,000 additional shares of Common Stock to service providers for no cash consideration shortly after execution of the Conversion Agreement (collectively, the "Additional Issuances"); and

     WHEREAS, in accordance with Section 8(a) of the Conversion Agreement, the Company and the Stockholder wish to amend the Conversion Agreement to settle any claims of the Stockholder and the Assignor arising out of the Additional Issuances and the Financing Agreement, and the Stockholder, on behalf of himself and the other "Stockholder Affiliates" (as defined herein), wishes to release the Company and the "Company Affiliates" (as defined herein) from liability in connection with the Additional Issuances and the Financing Agreement, on the terms and conditions set forth in this Amendment.

     NOW, THEREFORE, in consideration of the foregoing recitals, which are hereby incorporated into, and made a part of this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

     1. CAPITALIZED TERMS. All capitalized terms not otherwise defined herein shall have the respective meanings set forth in the Conversion Agreement.

2.       AMENDMENT.  The Conversion Agreement is hereby amended as follows:

         (i) By deleting the reference to "3,741,111" in Section 2(a)(i) thereof, and substituting, in lieu thereof, "11,054,444";

         (ii) By deleting the reference to "Schedule 13G and the Form 3" in
Section 2(c) thereof and substituting, in lieu thereof, "Schedule 13D, Form 3 and Form 4 and any amendments thereto."

         (iii) By deleting the reference to "December 31, 2004" in the second sentence of Section 3(a) thereof and substituting, in lieu thereof, "that date which is four months following the date of the written request from the Assignee"

         (iv) By deleting Section 3(b) thereof in its entirety and including the following in lieu thereof:

               (b) Piggyback Registration. If the Company proposes to register (including for this purpose a registration effected by the Company for a stockholder or stockholders of the Company other than the Assignee ("Other Stockholders")) securities under the Securities Act on Form S-1, S-2, S-3 or SB-2 (or any replacement or successor forms) (a "Piggyback Registration"), the Company shall cause to be included in such registration statement and use reasonable efforts to be registered under the Securities Act all the Registrable Securities that the Assignee shall request to be registered; provided, however, that, unless the registration statement includes Other Stockholders, such right of inclusion shall not apply to any registration statement covering an underwritten offering unless the underwriter or its agent agrees in writing to the inclusion of the Registrable Securities. The Company shall have the absolute right to withdraw or cease to prepare or file any registration statement for any offering referred to in this Section 3 without any obligation or liability to the Assignee.

         (v) By deleting the reference to "Form 3 and a Form 13G" in Section 3(c) thereof and substituting, in lieu thereof, "Schedule 13D, Form 3 and Form 4 and any amendments thereto."

         (vi) By renumbering Section 8 thereof as Section 9, and inserting the following as new Section 8:

               "8. Company's Covenants.

               The parties acknowledge that the Assignee resides in Switzerland and has substantial other business interests and, as a result, the Assignee is not in a position to supervise his investment in the Company. Accordingly, the Company agrees that the following covenants are reasonable and necessary to provide the Assignee the ability to protect his investment in the Company. Accordingly, the Company makes the following covenants:

               (a) Affirmative Covenants. As long as the Assignee holds ten percent (10%) or more of the issued and outstanding shares of Common Stock of the Company, the Company shall ensure that:

               (1) The Company's periodic reports to be filed pursuant to the Securities Exchange Act of 1934, as amended (the "Periodic Reports"), comply in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder and do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made) not misleading.

               (2) The Periodic Reports include all certifications and statements required, if any, by (i) the Commission's Order dated June 27, 2002 pursuant to Section 21(a)(1) of the Exchange Act (File No. 4-460), (ii) Rule 13a-14 or 15d-14 under the Exchange Act, and (iii) 18 U.S.C. ss. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), and each of such certifications and statements contain no qualifications or exceptions to the matters certified therein other than a knowledge qualification, permitted under such provision.

               (3) The Company and the Subsidiary complies with all of the provisions of the Sarbanes-Oxley Act of 2002, and the provisions of the Exchange Act and the Securities Act of 1933, as amended, relating thereto, applicable to the Company and the Subsidiary.

               (4) The financial statements (including related notes, if any) contained in the Periodic Reports: (i) comply as to form in all material respects with the published rules and regulations of the Commission applicable thereto; (ii) are prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods covered; and (iii) fairly present in all material respects the consolidated financial position of the Company and the Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Subsidiary for the periods covered thereby.

               (5) The Company keeps, and causes the Subsidiary to keep, adequate records and books of account with respect to its business activities and properties, in which proper entries are made in accordance with customary accounting practices reflecting all financial transactions.

               (6) Promptly after the sending or filing thereof, as the case may be, of copies of any Periodic Reports, proxy or information statements, registration statements or other documents with the Commission or any governmental authority which may be substituted therefor, the Company shall provide such documents to the Assignee.

     (b) NEGATIVE COVENANTS. As long as the Assignee holds ten percent (10%) or more of the issued and outstanding shares of Common Stock of the Company, the Company shall not, unless otherwise consented to in writing by the Assignee:

               (1) Issue, or permit the Subsidiary to issue, any shares of capital stock, or rights, options or warrants to purchase capital stock, or securities convertible into capital stock; provided, however, that, without such consent, the Company shall be permitted to issue, in the aggregate, up to three-hundred and fifty thousand (350,000) shares of Common Stock (subject to adjustment for stock splits, combinations and similar transactions).

               (2) Merge or consolidate, or permit the Subsidiary to merge or consolidate, with any person or entity; nor acquire, nor permit the Subsidiary to acquire, all or any substantial part of the properties of any person or entity; nor sell, lease or otherwise dispose of, nor permit the Subsidiary to sell, lease or otherwise dispose of, any of its properties, except for sales of inventory in the ordinary course of business.

               (3) Make, or permit the Subsidiary to make, any loans or other advances of money to any person or entity, other than (a) advances of salary to employees, (b) extensions of trade credit, (c) deposits with financial institutions, and (d) prepaid expenses, in each case, in the ordinary course of business.

               (4) Create, incur, assume, or suffer to exist, or permit the Subsidiary to create, incur, assume, or suffer to exist, any indebtedness, except for trade credit in the ordinary course of business.

               (5) Declare or make, or permit the Subsidiary to declare or make, any dividends or other distributions with respect to capital stock, or redeem or repurchase any capital stock.

               (6) Enter into, or be a party to, or permit the Subsidiary to enter into or be a party to, any transaction with any affiliate of the Company or the Subsidiary or any holder of any capital stock of the Company or the Subsidiary.

               (7) Create or acquire, or permit the Subsidiary to create or acquire, any subsidiary or joint venture arrangement.

               (8) Agree to, or permit to occur, any amendment, supplement or addition to the Company's or the Subsidiary's charter, articles or certificate of incorporation, bylaws or other organizational documents.

     (c)  PREEMPTIVE RIGHTS.

               (1) As long as the Assignee holds ten percent (10%) or more of the issued and outstanding shares of Common Stock of the Company, prior to any sale or issuance by the Company of any shares of capital stock of the Company, or rights, options or warrants to purchase such shares, or securities convertible into such shares (collectively, "New Securities"), the Company shall first offer to sell the New Securities to the Assignee by delivering a notice (the "New Issuance Notice") to the Assignee stating the number and type of New Securities which the Company desires to sell, and the price (the "Offer Price") and other material terms and conditions upon which the Company desires to sell the New Securities.

               (2) The Assignee shall have the option, exercisable in writing (the "Reply Notice") for a period of fifteen (15) days after the effective date of the New Issuance Notice, to elect to purchase (at the Offer Price and on the terms and conditions specified in the New Issuance Notice) up to the Assignee's "Pro-Rata Share" (as defined herein) of the New Securities. For purposes hereof, "Pro-Rata Share" shall be the product of (A) the aggregate number of New Securities set forth in the New Issuance Notice, multiplied by (B) the quotient of
          (x) the number of issued and outstanding shares of Common Stock owned by the Assignee as of the effective date of the New Issuance Notice, divided by (y) the aggregate number of issued and outstanding shares of Common Stock owned by all stockholders as of such date.

               (3) If the Assignee elects not to purchase any of the New Securities, the Company shall have sixty (60) days to sell any or all of the New Securities on terms and conditions no more favorable to the purchasers than those set forth in the New Issuance Notice. Upon termination of such sixty (60) day period, the Company shall not thereafter sell any New Securities without first offering such New Securities to the Assignee in the manner set forth herein.

          (d) Indemnification. The Company shall indemnify and hold harmless the Assignee, his heirs, executors, personal representatives, affiliates, successors and assigns, from and against any and all losses, liabilities, damages, penalties, costs, fees and expenses (including legal fees and disbursements) which may result, directly or indirectly, from the Company's misrepresentations or misstatements contained in this Agreement or breaches hereof."

     (vii) By deleting the references in Section 8(d) thereof (as renumbered as Section 9(d)) to "Greg Suess, 10250 Constellation Boulevard, 19th Floor, Los Angeles, California 90067, facsimile number (310) 556-2920" and "Los Angeles time," and substituting in lieu thereof, "Michael Conron, 1800 Mercantile Bank & Trust Building, Baltimore, Maryland 21201, facsimile number (410) 244-7742, or such other address or facsimile number as the Assignee may specify for such purposes by notice to the Company delivered in accordance with this Section" and "Baltimore Maryland time" respectively.

     (viii) By deleting the last sentence of paragraph (e) of Section 8 and substituting, in lieu thereof, "The Assignee may assign its respective rights hereunder."

     (ix) By adding new paragraph (i) to Section 8 thereof (as renumbered as Section 9) as follows:

         (i) Time is of the Essence. Time is of the essence in this Agreement.

     3. REPRESENTATIONS BY COMPANY. The Company hereby represents and warrants to the Stockholder as follows, as of the Effective Date:

         (i) Each of the representations and warranties set forth in Section 5 of the Conversion Agreement are true and correct as of the Effective Date as though made on such date. For purposes hereof, the term "Agreement," as used in such Section 5, shall mean and include each of the Conversion Agreement and this Amendment.

         (ii) The authorized capital stock of the Company, immediately prior to the Effective Date consists of 50,000,000 shares of Common Stock, par value $0.001 per share, 20,279,557 shares of which are issued and outstanding. The authorized capital stock of the Company on and immediately after the Effective Date (taking into account the transactions contemplated in this Agreement) shall consist of 50,000,000 shares of Common Stock, par value $0.001 per share, 27,592,890 shares of which will be issued and outstanding. Except for the Subsidiary, the Company has no subsidiaries. The Subsidiary has no subsidiaries. The Subsidiary is duly organized, validly existing and in good standing under the laws of the State of Nevada. The Company owns all of the issued and outstanding shares of capital stock of the Subsidiary and such shares are duly authorized, validly issued fully paid and nonassessible and free of any liens or encumbrances. Except as set forth on Schedule 1 hereof, neither the Company nor the Subsidiary: (a) has any authorized or outstanding subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company or the Subsidiary; (b) is committed to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company or the Subsidiary; and/or (c) has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as provided in this Amendment, no person or entity is entitled to any preemptive or similar right with respect to the issuance of any capital stock of the Company or the Subsidiary. Each of the Company and the Subsidiary has provided copies of its respective Articles of Incorporation and Bylaws, in each case as amended through, and in effect on, the date of this Amendment.

         (iii) The Company, the Board of Directors and the Subsidiary have taken all necessary steps to render any "business combination," "moratorium," "control share" or other state anti-takeover statute or regulation applicable to the Company inapplicable to the Stockholder, the Debenture, the $45,000 Promissory Note, the Prior Loan Documents, the Shares, the Warrants and the transactions contemplated therein, including the issuance of shares of Common Stock on the terms and conditions set forth therein.

         (iv) The execution, delivery and performance of the Agreement and this Amendment do not and will not (with or without the passage of time or the giving of notice): (a) violate or conflict with the articles of incorporation or bylaws of the Company or the Subsidiary; (b) violate or conflict with any law, regulation, judgment or order applicable to the Company or the Subsidiary; (c) violate any rule of any self-regulatory organization applicable to the Company or the Subsidiary; (d) violate or conflict with, result in a breach of, constitute a default or otherwise cause any loss of benefit under any material agreement or other material obligation to which the Company and/or the Subsidiary is a party, or by which the Company, the Subsidiary and/or any of their respective properties are otherwise bound; (e) result in the creation of any encumbrance pursuant to, or give rise to any penalty, acceleration of remedies, right of termination or otherwise cause any alteration of any rights or obligations of any party under any contract to which the Company and/or the Subsidiary is a party or by which the Company, the Subsidiary and/or any of their respective properties are otherwise bound; or (f) require any consent, notice, authorization, waiver by or filing with any governmental agency, administrative body or other third party, other than the filing of a Form D with the Securities and Exchange Commission (the "Commission") and any state securities commission.

         (v) The Company's periodic reports filed pursuant to the Exchange Act (the "Past Periodic Reports"), comply in all material respects with the provisions of the Exchange Act of 1934 and the rules promulgated thereunder and do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made) not misleading. The Past Periodic Reports include all certifications and statements required, if any, by (A) the Commission's Order dated June 27, 2002 pursuant to
Section 21(a)(1) of the Exchange Act (File No. 4-460), (B) Rule 13a-14 or 15d-14 under the Exchange Act, and (C) 18 U.S.C. ss. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), and each of such certifications and statements contain no qualifications or exceptions to the matters certified therein other than a knowledge qualification, permitted under such provision, and have not been modified or withdrawn, and neither the Company nor any of its officers has received any notice from the Commission or any other governmental body questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications or statements. The Company is in material compliance with all of the provisions of the Sarbanes-Oxley Act of 2002, and the provisions of such Exchange Act and the Securities Act of 1933, as amended, relating thereto, applicable to the Company. The financial statements (including related notes, if any) contained in the Past Periodic Reports: (i) complied as to form in all material respects with the published rules and regulations of the Commission applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods covered; and (iii) fairly presented in all material respects the consolidated financial position of the Company and the Subsidiary as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the Subsidiary for the periods covered thereby.

         (vi) As of the date of this Amendment, and as a condition of the execution and delivery of this Amendment by the Stockholder, the officers of the Company have delivered an officers' certificate (the "Officers' Certificate") to the Stockholder certifying certain documents and actions of the Board of

Directors and the officer of the Subsidiary has delivered an officer's certificate (the "Subsidiary Officers' Certificate") to the Stockholder certifying certain documents and actions of the board of directors of the Subsidiary.

         (vii) The Company has all requisite power and authority (corporate or otherwise) to execute, deliver and perform this Amendment and the transactions contemplated hereby, and the execution, delivery and performance by the Company of this Amendment has been duly authorized by all requisite action by the Company, including approval by each Disinterested Director and this Amendment, when executed and delivered by the Company, will constitute a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

         (viii) The Stockholder may be deemed an "interested shareholder" of the Corporation as such term is defined in Section 607.0901 of the Florida Business Corporation Act; Todd Gotlieb has been a member of the Board of Directors since October 29, 2002 and Sam Ash has been a member of the Board of Directors since September 30, 2003 and was elected to fill a vacancy on the Board of Directors by Todd Gotlieb, who, at the time of the election of Sam Ash to the Board of Directors, was the sole member of the Board; and each of Todd Gotlieb and Sam Ash is a "disinterested director," as such term is defined in Section 607.0901 of the Florida Business Corporation Act (each, a "Disinterested Director"), with respect to the Stockholder.

         (ix) At the time each of the Conversion Agreement, the Debenture, the $45,000 Promissory Note, each of the Prior Loan Documents, each of the Loan Documents and the transactions included therein, including the issuance of shares of Common Stock on the terms and conditions set forth therein, was authorized, executed and delivered by the Company (and the Subsidiary, where applicable), the Company (and the Subsidiary, where applicable) had all requisite power and authority (corporate or otherwise) to execute, deliver and perform each of the Debenture, the $45,000 Promissory Note, each of the Prior Loan Documents, each of the Loan Documents and the transactions included therein, including the issuance of Common Stock on the terms and conditions set forth therein, respectively, the execution, delivery and performance by the Company (and the Subsidiary, where applicable) of each of the Conversion Agreement, the Debenture, the $45,000 Promissory Note, each of the Prior Loan Documents, each of the Loan Documents and each of the transactions included therein, including the issuance of shares of Common Stock on the terms and conditions set forth therein, have been duly authorized by all requisite action by the Company (and the Subsidiary, where applicable), including, in each case, approval by each Disinterested Director prior to the date of each of the Conversion Agreement, the Debenture, the $45,000 Promissory Note, each of the Prior Loan Documents, each of the Loan Documents and each of the transactions included therein, including the issuance of shares of Common Stock on the terms and conditions set forth therein, respectively, and each of the Conversion Agreement, the Debenture, the $45,000 Promissory Note, each of the Prior Loan Documents and each of the Loan Documents have been executed and delivered by the Company (and the Subsidiary, where applicable), and constitute a valid and binding obligation of the Company (and the Subsidiary, where applicable), enforceable against the Company (and the Subsidiary, where applicable) in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) except to the extent that the Debenture, the 45,000 Promissory Note and/or any of the Prior Loan Documents has been superceded by the Debenture, any of the Prior Loan Documents, any of the Loan Documents, the Conversion Agreement and/or this Amendment.

         (x) At the time the Additional Loan and the transactions included therein, including the issuance of Common Stock on the terms and conditions set forth therein, was authorized and entered into by the Company and the Subsidiary, the Company and the Subsidiary had all requisite power and authority (corporate or otherwise) to enter into and perform the Additional Loan and the transactions included therein, including the issuance of Common Stock on the terms and conditions set forth therein, the entry into and performance by the Company and the Subsidiary of Additional Loan and the transactions included therein, including the issuance of Common Stock on the terms and conditions set forth therein, have been duly authorized by all requisite action by the Company and the Subsidiary, including approval by each Disinterested Director prior to the date of the Additional Loan and each of the transactions included therein, including the issuance of Common Stock on the terms and conditions set forth therein, the Additional Loan was validly entered into by the Company and the Subsidiary, and constitutes a valid and binding obligation of the Company and the Subsidiary enforceable against the Company and the Subsidiary in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) except to the extent that the Additional Loan has been superceded by the Loan Documents and the Loan Documents fairly and accurately reflect the agreement of the Company, the Subsidiary and the Stockholder at the time the Additional Loan was made.

         (xi) No representation or warranty by the Company contained in the Agreement and/or this Amendment or any information in any schedule, instrument, or document furnished or to be furnished by the Company, the Subsidiary, or any of their respective officers, directors, employees, agents or representatives pursuant hereto (including, but not limited to, the Officers' Certificate and the Subsidiary Officer's Certificate), contains any untrue statement of a material fact or omits or fails to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which made, not misleading.

     4. RELEASE. The Stockholder, for himself and his past, present and future heirs, executors, personal representatives, affiliates, successors and assigns (separately and collectively, the "Stockholder Affiliates"), does hereby irrevocably and unconditionally release, acquit, remise, exonerate and forever discharge the Company, the Subsidiary and their respective past, present and future officers, directors, successors and assignors (separately and collective, the "Company Affiliates"), of and from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, claims, demands, grievances, allegations, covenants, contracts, controversies, promises, agreements, damages, costs and expenses, attorneys fees, obligations, liabilities and judgments, of whatever kind or nature, known or unknown, now existing or which may develop in the future, in law or in equity or otherwise (collective, "Claims"), which the Stockholder or Stockholder Affiliates (or any of them) ever had, now has, or can, shall or may have in the future, against the Company or the Company Affiliates (or any of them), from the beginning of time through the Effective Date with respect to the Financing Agreement and the Additional Issuances, except for any and all Claims by the Stockholder or Stockholder Affiliates (or any of them) relating to this Amendment.

     5. REIMBURSEMENT OF STOCKHOLDER'S FEES AND EXPENSES. The Company shall be responsible for, and shall pay or reimburse the Stockholder for, all the fees and expenses of the Stockholder's legal counsel relating to the preparation and negotiation of the Conversion Agreement and this Amendment, the consummation of the transactions contemplated thereby and hereby, all filings related thereto and hereto with the Commission or any other governmental agency, and any and all disputes arising out of the Conversion Agreement, this Amendment and/or such transactions. The provisions of this Section 5 are in addition to and not in limitation of any provisions of the Conversion Agreement governing the same subject matter.

     6. RATIFICATION. The parties hereto expressly ratify, affirm and adopt the Agreement as amended herein, and agree that the Agreement as amended shall continue in full force and effect in accordance with its terms. In the event there are any conflicts between the terms of the Agreement and this Amendment, this Amendment shall control.

     7. REMEDIES. The Company acknowledges and agrees that irreparable damage to the Stockholder would result in the event the Conversion Agreement and this Amendment are not specifically enforced. Therefore, the rights and obligations of the parties herein shall be enforceable in a court by a decree of specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies, and all other remedies provided for in the Agreement and/or in this Amendment, shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which the Stockholder may have under the Agreement, this Amendment or otherwise.

     8. SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. The Company may not assign its rights or obligations hereunder without the prior written consent of the Stockholder. The Stockholder may assign its respective rights hereunder.

     9. ENTIRE AGREEMENT. The Agreement and this Amendment constitute the entire agreement between the parties pertaining to the subject matter hereof, and supercede all prior and contemporaneous agreements, understandings, negotiations and discussions of the parties whether oral or written.

     10. GOVERNING LAW; JURISDICTION; WAIVER OF JURY TRIAL. All questions concerning the construction, validity, enforcement and interpretation of this Amendment and/or the Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Amendment and/or the Agreement shall be commenced in the United States District Court for the Northern District of

Maryland or any state court located in Baltimore, Maryland (the "Applicable Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Applicable Courts for the adjudication of any dispute this under this Amendment and/or the Agreement or in connection with this Amendment and/or the Agreement or with any transaction contemplated by this Amendment and/or the Agreement or discussed in this Amendment and/or the Agreement, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Applicable Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Amendment and/or the Agreement.

     11. COUNTERPARTS. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.


                      [THIS SPACE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each party hereto has executed this Amendment, or caused this Amendment to be executed by its duly authorized officer, as of the Effective Date.

                                       COMPANY:
                                       --------

WITNESS                                SBS INTERACTIVE, CO.


                                       By: /s/ Todd Gotlieb
---------------------------------         ---------------------------------
                                          Name: Todd Gotlieb
                                          Title: President

WITNESS                                STOCKHOLDER:
-------                                ------------


                                       /s/ Arthur Cohn
---------------------------------      ------------------------------------
                                       Arthur Cohn

























 [Signature Page to First Amendment to Assignment and Agreement to Convert]